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05005688

WRITER'S DIRECT NUMBER
(212) 839-5825

WRITER'S E-MAIL ADDRESS
mwheeler@sidley.com

February 1, 2005

Division of Corporate Finance
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549

Re: Rule 12g3-2(b) Filing Requirements for
G.Acción, S.A. de C.V. (the "Issuer")
File No. 82-4590

Ladies and Gentlemen:

Pursuant to the filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), on behalf of the Issuer, enclosed please find copies of the following documents:

1. The revised version of the Information Memorandum regarding a tender offer of outstanding shares of the company's Series B common stock (the "Information Memorandum"); and
2. The final version of the Information Memorandum, dated February 1, 2005.

These documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Issuer that it is subject to the Act.

Please stamp the enclosed copy of this letter "Received" and return it to the messenger delivering the package. As always, please do not hesitate to contact me with any further questions or comments you may have at (212) 839-5825.

Very truly yours,

Michael K. Wheeler

Enclosures

cc: (w/o Enclosure) Jorge Girault Facha (G.Acción, S.A. de C.V.)
Lori Anne Czepiel

The information contained in this Preliminary Information Memorandum is subject to changes, amendments, supplements, clarifications or substitutions. An updated version of this Information Memorandum, containing any change, amendment, supplement, clarification or substitution made between the date hereof and the date of commencement of the Offering, will be available for consultation at the Mexican Stock Exchange's web page:

www.bmv.com.mx

The securities subject matter of this Preliminary Information Memorandum may not be offered or purchased until such time as the National Banking and Securities Commission shall have authorized their offering in accordance with the Securities Market Law. This Preliminary Information Memorandum does not constitute an offer to purchase the securities subject matter hereof.

TENDER OFFER MADE JOINTLY AND SEVERALLY BY HEADLANDS NEW EAGLE HOLDING, S. À R.L., KIMEX TRS INVESTMENT, INC. AND ACCIÓN MANAGEMENT TEAM, S.A. DE C.V., AND, INDIVIDUALLY BY EACH OF CONSULTORA DIAMANTE UNO, S.A. DE C.V. AND CONSULTORA IBAROSO, S.A. DE C.V., FOR THE PURCHASE OF UP TO 28,296,997 SERIES B SHARES OF COMMON STOCK, NO PAR VALUE, ISSUED IN REGISTERED FORM, OF G.ACCIÓN, S.A. DE C.V., REPRESENTING APPROXIMATELY 22.54% OF THE OUTSTANDING CAPITAL OF G.ACCIÓN, S.A. DE C.V.


G.ACCION

AGGREGATE AMOUNT OF THE OFFER
UP TO $24,052,447.45 DOLLARS OF THE UNITED STATES OF AMERICA
(Twenty four million fifty two thousand four hundred forty seven dollars tender currency of the United States of America 45/100)

Headlands New Eagle Holding, S. à r.l., Kimex TRS Investment, Inc. and Acción Management Team, S.A. de C.V., acting jointly and severally in respect of the aggregate number of Shares intended to be purchased in connection with the Offering, and Consultora Diamante Uno, S.A. de C.V. and Consultora Ibaroso, S.A. de C.V., each of them acting individually in respect of 628,585 Shares and 207,681 Shares, respectively (collectively, the "Offerors"), are offering to purchase from the shareholders of G.Acción, S.A. de C.V. (the "Issuer"), subject to the terms and conditions set forth in this Information Memorandum and to the applicable Provisions, up to 28,296,997 Series B Shares of common stock, no par value, issued in registered form, representing in the aggregate approximately 22.54% of the outstanding capital stock of the Issuer (the "Offering").

Summary of the Offering:

Issuer:	G.Acción, S.A. de C.V.
Trading symbol:	GACCION.B
Aggregate number of authorized shares of stock:	125,540,698 Shares.
Aggregate number of shares outstanding:	125,540,698 Shares.
Purchase price:	$0.85 Dollars (eighty five cents of a Dollar of the United States of America) per Share.
Aggregate amount of the Offering:	Up to $24,052,447.45 (twenty four million fifty two thousand four hundred forty seven Dollars of the United States of America 45/100).
Number of shares to be purchased:	Up to 28,296,997 Shares.
% of the capital stock of the Issuer represented by the Offering:	Approximately 22.54%.
Offering Period:	From __________, 2005, through 3:00 p.m. (Mexico City time) on __________, 2005, as such period may be extended from time to time.
Expiration Date:	3:00 p.m. (Mexico City time) on __________, 2005.
Registration Date:	__________, 2005.
Settlement Date:	__________, 2005.
Date of publication of the notice relating to the tender offer:	______________, __, __, __, __, __ and __, 2005.

Purchase Procedure:
During the Offering Period, Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, member of Grupo Financiero Banamex, in its capacity as agent for the transaction (the "Purchasing Agent"), will receive the tender offers submitted by the shareholders either through their brokers, banks or other depositaries (the "Custodians"), or directly by any shareholder who may be holding his Shares in certificated form. During

the Offering Period, any shareholder who may wish to tender his shares must instruct his Custodian to accept, in such shareholders' name, the terms and conditions of the Offering. Each Custodian must:

(i) Collect the acceptances received from its customers, in accordance with such procedure as such Custodian may deem appropriate, and maintain in custody the shares with respect to which it has received tender instructions;
(ii) Complete, in accordance with such instructions, the form of Tender Letter provided by the Purchasing Agent;
(iii) Deliver the duly completed Tender Letter to the Purchasing Agent, at its offices located at Paseo de la Reforma 398, Piso 4, Col. Juarez, 06600 Mexico, D.F., attention Mr. Gustavo Espinosa Chávez, on any business day during the Offering Period, but not later than by 15:00 hours (Mexico City time) on the Expiration Date, unless such date shall have been extended in accordance with the terms set forth in "The Offering—Extension of the Offering Period; Amendment of the Terms and Revocation" in this Information Memorandum, and
(iv) Transfer the relevant Shares to account No. 0307 (the "Central Account"), maintained by the Purchasing Agent at S.D. Indeval, S.A. de C.V. ("Indeval"), not later than by 15:00 hours (Mexico City time) on the Expiration Date, unless such date shall have been extended in accordance with the terms set forth in "The Offering—Extension of the Offering Period; Amendment of the Terms and Revocation" in this Information Memorandum.

All Tender Letters delivered by the Custodians must be delivered to the Purchasing Agent at its address indicated above, precisely in the form provided to such effect, beginning on the first day of the Offering Period. Any shareholder who may be holding his Shares in certificated form and who may wish to participate in the Offering must deliver to the Custodian of his choice, or to the Purchasing Agent at its address indicated above, in addition to such documents as such Custodian or the Purchasing Agent may require, his duly endorsed stock certificates, with the necessary anticipation so as to permit the delivery of the relevant Tender Letter and the transfer of his Shares to the Central Account prior to the Expiration Date. Those shareholders of the Issuer who may be holding their Shares in certificated form are hereby encouraged to consult with the Custodian of their choice as to the timing constraints associated with their participation in the Offering.

The shareholders, by taking the following actions, shall be deemed to have unconditionally accepted the terms of the Offering:

(i) The execution and delivery, through a Custodian, within the period stated above, of a duly completed Tender Letter, and
(ii) The transfer of Shares, through a Custodian, to the Central Account not later than by 15:00 hours on the Expiration Date, in accordance with the terms set forth in this Information Memorandum.

Any acceptance contained in any Tender Letter improperly completed or which is received after 15:00 hours on the Expiration Date, and any acceptance in respect of which the relevant Shares are not transferred to the Central Account, shall be rejected and, accordingly, the relevant Shares shall not be purchased in connection with the Offering.

All questions as to the form and validity (including any question as to the timeliness) of any Tender Letter or any transfer of shares, shall be resolved by the Offerors, through the Purchasing Agent, and such determination shall be final and binding. In addition, the Offerors reserve the right to waive any irregularity or defect in the tendering process. The Purchasing Agent shall give to the relevant Custodian, as soon as it may be practicable, notice of the existence of any irregularity or defect in a Tender Letter. Notwithstanding the above, neither any of the Offerors, nor the Purchasing Agent or any other person associated with the Offering, shall be liable for its failure to give such notice to the relevant Custodian. In case of any doubt as to the manner in which the shareholders may participate in the Offering, the shareholders are advised to contact the Purchasing Agent at its address indicated in this Information Memorandum, or at 1226-0674 in Mexico City, attention Mr. Gustavo Espinosa Chavez.

Extension:

For information regarding the extension of the Offering Period, the amendment of the terms of the Offering or the revocation of the Offering, see "The Offering—Extension of the Offering Period; Amendment of the Terms and Revocation" in this Information Memorandum.

Withdrawal Rights:
Any person who may have accepted the Offering shall have the right, in its sole discretion, to withdraw such acceptance at any time during the Offering Period or any extension thereof, including by reason of the existence of a more favorable tender offer, provided that such withdrawal is made not later than on the Expiration Date. In order for the withdrawal of the Shares to be effective prior to the Expiration Date, the Custodian must deliver to the Purchasing Agent, at the address indicated in "— Purchase Procedure" below, a written notice of withdrawal; provided, that the right to withdraw such Shares remains in effect at such time. The withdrawal of Shares cannot be revoked, and the Shares withdrawn shall not be deemed validly tendered for purposes of the Offering. Notwithstanding the above, any Shares so withdrawn may be tendered again prior to the Expiration Date, provided that all the requirements set forth in "—Purchase Procedure" below, in connection with the tender and delivery of such Shares, are complied with. No Shares may be withdrawn after the Expiration Date.
Conditions:
The Offering shall be subject to the following conditions: (i) the Offerors shall not be required to complete the Offering unless at least 22,019,962 (twenty two million nineteen thousand nine hundred sixty two) Shares of the outstanding capital stock of the Issuer shall have been unconditionally tendered in connection with the Offering, (ii) if less than the number of shares set forth in paragraph (i) above is tendered, then the Offerors may, in their sole discretion, waive such condition and proceed with the Offering, provided that the Offerors shall have previously extended the Offering Period by at least five business days, and (iii) the Offerors shall not be required to complete the Offering if any necessary regulatory approval or favorable resolution is not obtained or approved or is obtained or approved in terms that, in the Offerors' opinion, could have an adverse effect on the Offering or the Issuer, or if a given notice may result in a resolution that could adversely affect the Offering or the Issuer, as described in "The Offering—Settlement Procedure" in this Information Memorandum. Upon satisfaction of the above conditions and the completion of the Offering, and after giving effect to the purchase transaction subject matter of the Private Purchase Agreement (as defined below) referred to in this Information Memorandum and to (a) the shareholders of the Issuer that are parties to the Shareholders Agreement described herein and (b) the Shares held by the Employees' Stock Option Trust established by the Issuer, there shall have been purchased at least 119,263,663 (one hundred nineteen million two hundred sixty three thousand six hundred sixty three) Shares representing 95.00% (ninety five percent) of the outstanding capital stock of the Issuer. See "Conditions" in this Information Memorandum.
Settlement:
The Purchase Price per Share purchased in connection with the Offering shall be paid in cash, in pesos or in U.S. dollars at the election of each shareholder, on the Settlement Date.
Any portion of the Purchase Price that may be payable in pesos shall be deposited into the account maintained at Indeval by each participating Custodian, by converting into pesos the Purchase Price per Share in U.S. dollars at the exchange rate for the settlement in Mexico of foreign-denominated obligations, as published by the Central Bank of Mexico on the day immediately following the Expiration Date, which shall coincide with the day immediately preceding the Registration Date or the Settlement Date. The portion of the Offering to be settled in U.S. dollars shall be paid by wire transfer to the U.S. dollar account indicated by each Custodian in its Tender Letter. For information regarding the settlement procedure associated with the Offering, see "The Offering—Settlement Procedure" in this Information Memorandum. The aforementioned dates may be modified from time to time upon any extension of the Expiration Date as set forth in "The Offering—Extension of the Offering Period; Amendment of the Terms and Revocation" in this Information Memorandum.
Taxation:
For a description of the potential tax consequences of the Offering, see "Taxation" in this Information Memorandum. The Purchasing Agent will request from the National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores*, or "CNBV") a certificate in accordance with the applicable tax provisions, to the effect that the Offering is not subject to income tax withholdings.
Communications:
On the business day immediately following the Expiration Date, the Offerors will post on *Emisnet* a notice regarding the outcome of the Offering, including, among other things, the aggregate number of shares to be purchased in connection therewith, the aggregate amount of the Purchase Price in pesos and the

portion of the Purchase Price to be settled in pesos and in U.S. dollars, or, if applicable, a notice of extension of the Offering Period in accordance with the terms set forth in this Information Memorandum.

Cancellation of the Registration in the RNV and the BMV:

It is anticipated that, upon completion of the Offering, a general extraordinary meeting of shareholders of the Issuer will be held to consider, among other things:

(i) The filing of an application to cancel the registration of the Shares of the Issuer in the Securities Section of the National Securities Registry (*Registro Nacional de Valores*, or "RNV") and, subsequently, to remove such shares from the list of securities authorized for trading on the Mexican Stock Exchange ("BMV"), and

(i) The full amendment of the bylaws of the Issuer.

Pursuant to the Provisions, if less than the aggregate number of Shares subject matter of the Offering are purchased in connection therewith, the Offerors will be required to establish an irrevocable trust and transfer thereto, for a period of at least six months from the date on which the CNBV authorizes the cancellation of the registration of the shares in the RNV, such funds as may be necessary in order for the Offerors to purchase, at the Purchase Price, all of the shares owned by those shareholders who may have elected not to tender their shares in connection with the Offering.

Opinion of the Board of Directors:

In compliance with the Provisions, the Board of Directors of the Issuer, at a meeting thereof held December 13, 2004, issued an opinion regarding the Offering. The Board of Directors of the Issuer has retained IXE Banco, S.A., Institución de Banca Múltiple, as independent expert for purposes of rendering an opinion as to the fairness of the Purchase Price payable in respect of the Shares of the Issuer within the context of the Offering, so as to ensure an increased transparency and information. Such opinion is attached as an Exhibit to this Information Memorandum.

Miscellaneous:

Pursuant to the Private Purchase Agreement dated November 9, 2004, on the Settlement Date and concurrently with the Offering, Headlands New Eagle will purchase the shares of the capital stock of two Belgian subsidiaries which together own 52,437,551 Shares, at a purchase price of $0.85 Dollars per share. For additional information, see Section 8.2 in "Prior Agreements" in this Information Memorandum.

As a contingent event should the other Offerors fail to purchase the number of Shares set forth in Section 12 of this Information Memorandum, Headlands New Eagle could purchase up to 28,296,997 Shares of the Issuer in connection with the Offering, taking into consideration that the Offering is being made jointly and severally by Headlands New Eagle, Kimex and AMT.

PURCHASING AGENT


Acciones y Valores
Banamex
Casa de Bolsa

Acciones y Valores Banamex, S.A. de C.V.,
Casa de Bolsa, a Member of Grupo Financiero Banamex

The registration in the RNV does not imply any certification as to the quality of the securities or the solvency of the Issuer. The tender offer described in this Information Memorandum was authorized by the CNBV by means of official communication No. _______, dated _________, 2005. This Information Memorandum is available for consultation at the BMV's web address, www.bmv.com.mx. The Shares of stock of the Issuer are registered in the RNV and are listed on the BMV.

Mexico City, __________, 2005. Aut. CNBV No. _____, dated ________, 2005.

TABLE OF CONTENTS

The Exhibits hereto are an integral part of this Information Memorandum.

No intermediary, officer authorized to execute transactions with the public, or other person has been authorized to provide any information or make any representation other than those contained in this Information Memorandum. Accordingly, any information or representation not contained in this Information Memorandum shall be deemed not to have been authorized by the Offerors and by Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, a Member of Grupo Financiero Banamex.

DEFINED TERMS

Except as the context may otherwise require, all references herein to the following terms shall have the following meanings:

Terms	Definitions
Acción Management Team	Acción Management Team, S.A. de C.V.
AMB	AMB Property, L.P.
ADRs	American Depositary Receipts.
BMV	The Mexican Stock Exchange (*Bolsa Mexicana de Valores, S.A. de C.V.*).
Central Account	The account No. 0307, maintained by the Purchasing Agent at Indeval.
CNBV	The National Banking and Securities Commission of Mexico (*Comisión Nacional Bancaria y de Valores*).
Consultora Diamante Uno	Consultora Diamante Uno, S.A. de C.V.
Consultora Ibaroso	Consultora Ibaroso, S.A. de C.V.
Custodians	Any brokerage firm, credit institution or other depositary institution that maintains an account at Indeval for the custody of shares of stock of the Issuer.
Dollars or $	Currency of the United States of America.
Employees' Stock Option Trust	Irrevocable Administration Trust No. 163, dated April 6, 2000, between G.Acción, S.A. de C.V. as settlor and second beneficiary, and Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, as trustee.
Expiration Date	3:00 p.m. (Mexico City time) on __________, 2005 (i.e., the last day of the Offering Period).
Headlands New Eagle	Headlands New Eagle Holding, S. à r.l., a subsidiary of AMB.
Indeval	The Mexican Securities Depository Institution (*S.D. Indeval, S.A. de C.V.*).
Information Memorandum	The foregoing information memorandum, which contains the terms and conditions of the Offering.
Issuer	G.Acción, S.A. de C.V.

Kimco	Kimco Realty Corporation.
Kimex	Kimex TRS Investment, Inc., a subsidiary of KIMCO.
Mexico	The United Mexican States.
Offering	The tender offer for the purchase of up to 28,296,997 (twenty eight million two hundred ninety six thousand nine hundred ninety seven) Series B shares of common stock, no par value, issued in registered form, representing approximately 22.54% (twenty two point fifty four percent) of the outstanding capital stock of the Issuer, which are the subject matter of this Information Memorandum.
Offering Period	The period from __________, 2005, through 3:00 p.m. (Mexico City time) on __________, 2005; provided, that such period may be extended by not less than five (5) business days at any one time at the Offerors' election.
Offerors	Headlands New Eagle Holding, S. à r.l., Kimex TRS Investment, Inc. and Acción Management Team, S.A. de C.V., acting jointly and severally for purposes of the aggregate number of shares intended to be purchased in connection with this tender offer, and Consultora Diamante Uno, S.A. de C.V. and Consultora Ibarroso, S.A. de C.V., each of them acting individually for purposes of the 628,585 Shares and 207,681 Shares intended to be purchased thereby, respectively.
Provisions	The General Provisions Applicable to Issuers of Securities and Other Stock Market Participants, published in the Official Gazette of the Federation (*Diario Oficial de la Federación*) on March 19, 2003, together with the General Rules Applicable to Acquisitions of Securities Subject to Disclosure Requirements and to Public Tender Offers in Respect of Securities, published in the Official Gazette of the Federation on April 25, 2002.
Purchase Price	$0.85 Dollars (eighty five cents of a Dollar per Share).
Purchasing Agent	Acciones y Valores Banamex, Casa de Bolsa, S.A. de C.V., a Member of Grupo Financiero Banamex.
Registration Date	__________, 2005.
RNV	The National Securities Registry (*Registro Nacional de Valores*) maintained by the CNBV.

Settlement Date	__________, 2005.
Shares	The Series B shares of common stock, no par value, issued in registered form, of G.Acción.
Tender Letter	The form to be completed and delivered by each Custodian to the Purchasing Agent, containing information with respect to the customers of such Custodian who are shareholders of the Issuer and who wish to participate in the Offering.
United States	The United States of America and its territories and possessions, the States thereof and the District of Columbia.

INFORMATION MEMORANDUM

TENDER OFFER MADE JOINTLY AND SEVERALLY BY HEADLANDS NEW EAGLE HOLDING, S. A R.L., KIMEX TRS INVESTMENT, INC. AND ACCIÓN MANAGEMENT TEAM, S.A. DE C.V., AND, INDIVIDUALLY BY EACH OF CONSULTORA DIAMANTE UNO, S.A. DE C.V. AND CONSULTORA IBAROSO, S.A. DE C.V., FOR THE PURCHASE UP TO 28,296,997 SERIES B SHARES OF COMMON STOCK, NO PAR VALUE, ISSUED IN REGISTERED FORM, OF G.ACCIÓN, S.A. DE C.V., REPRESENTING APPROXIMATELY 22.54% OF THE OUTSTANDING CAPITAL THEREOF.

1. NAME AND ADDRESS OF THE OFFERORS AND THE ISSUER

Headlands New Eagle is a corporation duly organized and existing in accordance with the laws of Luxembourg, having its principal place of business at L-1724 Luxembourg, 33 Boulevard du Prince Henri.

Kimex is a corporation duly organized and existing in accordance with the laws of the State of Delaware, United States, having its principal place of business at 333 New Hyde Park Road, Suite 100, New Hyde Park, NY 10042-0020.

Acción Management Team is a limited liability, variable capital corporation (*"Sociedad Anónima de Capital Variable"*) duly organized and existing in accordance with the laws of Mexico, having its principal place of business at Avenida Prolongación Paseo de la Reforma No. 1236, Piso 9, Colonia Santa Fe, Mexico, D.F. 05348.

Consultora Diamante Uno is a limited liability, variable capital corporation (*"Sociedad Anónima de Capital Variable"*) duly organized and existing in accordance with the laws of Mexico, having its principal place of business at Avenida Prolongación Paseo de la Reforma No. 1236, Piso 9, Colonia Santa Fe, Mexico, D.F. 05348.

Consultora Ibaroso is a limited liability, variable capital corporation (*"Sociedad Anónima de Capital Variable"*) duly organized and existing in accordance with the laws of Mexico, having its principal place of business at Avenida Prolongación Paseo de la Reforma No. 1236, Piso 9, Colonia Santa Fe, Mexico, D.F. 05348.

The Issuer is a limited liability, variable capital corporation (*"Sociedad Anónima de Capital Variable"*) duly organized and existing in accordance with the laws of Mexico, having its principal place of business at Prolongación Paseo de la Reforma No. 1236, Piso 9, Colonia Santa Fe, Mexico, D.F. 05348.

2. THE OFFERORS

2.1 Headlands New Eagle

Headlands New Eagle was recently incorporated in Luxembourg. Accordingly, this Information Memorandum contains only the information thereon that is required by the Provisions. Headlands New Eagle was organized as a special purpose entity in order to serve as a vehicle for the acquisition of Shares of the Issuer.

Headlands New Eagle was incorporated on November 8, 2004, before Henri Hellincks, Notary Public for Luxembourg.

Headlands New Eagle's corporate purpose is to hold, directly or indirectly, equity interests in all types of corporations and to manage, control and develop such interests.

Headlands New Eagle is a subsidiary of Headlands New Eagle Holding, LLC, a holding company that is a subsidiary of Headlands Realty Corporation, a Maryland corporation that is in turn a subsidiary of AMB, a Delaware corporation. AMB is a subsidiary of AMB Property Corporation, a real estate investment trust

(REIT) that leads the AMB group worldwide. Prior to the Offering, Headlands New Eagle has not held any direct interest in the capital stock of the Issuer.

For information regarding the source of the funds to be used by Headlands New Eagle in connection with its participation in the Offering, see "Source and Amount of Funds" in this Information Memorandum.

AMB's corporate purpose is the acquisition, development and operation of industrial properties located in key distribution markets in North America, Europe and Asia. AMB's strategy has increasingly focused on supplying properties to clients who recognize the value derived from the efficient transportation of goods within the world's principal markets, including large properties that guarantee the attraction of large volumes due to their location near major airports, maritime terminals and highway systems. As of September 30, 2004, AMB owned and operated, and was engaged in the renovation and development of 1,106 properties with an aggregate area of 109.1 square feet in 38 markets located in eight countries.

AMB began developing industrial properties with G.Acción in Mexico in the second quarter of 2002. Since then, AMB's real property developments in Mexico City and Guadalajara have grown to approximately 3.7 million square feet. In addition, AMB owns 199 acres of land in Mexico City, with a potential to provide more than 3.0 million square feet in future distribution facilities.

AMB Property Corporation's shares are listed in the New York Stock Exchange under the trading symbol "AMB". The company's aggregate market capitalization is approximately $6,219,477,000.

There is no pending or threatened litigation which could have a material adverse impact on Headlands New Eagle.

Given that Headlands New Eagle was incorporated only recently, there is no financial information available thereon. Accordingly, below is certain financial information of AMB.

The following table contains certain financial data of AMB as of September 30, 2004.

AMB					
	Years ended December 31,			Nine months ended September 30,	
	2001	2002	2003	2003	2004
	(millions of U.S. dollars)				
Balance Sheet Data:					
Total assets	4,763.6	4,983.6	5,409.6	5,035.4	6,221.7
Total liabilities	2,816.3	3,072.3	3,587.0	3,200.6	4,419.3
Stockholders' equity	1,947.3	1,911.3	1,822.6	1,834.8	1,802.4
Liabilities and stockholders' equity	4,763.6	4,983.6	5,409.6	5,035.4	6,221.7
Income Statement Data:					
Total revenues	534.3	589.7	615.0	442.4	505.1
Net profit	150.3	139.1	147.1	115.2	75.8

For additional information on AMB, including financial information, see www.amb.com and to www.sec.gov. The information contained therein is not a part of this Information Memorandum.

2.2 Kimex

Kimex was recently incorporated in the United States. Accordingly, this Information Memorandum contains only the information thereon that is required by the Provisions. Kimex was organized as a special purpose subsidiary of Kimco, solely to serve as a vehicle for the acquisition of Shares of the Issuer.

Kimex was incorporated on November 8, 2004, for the purpose of providing a vehicle to enable Kimco, its sole shareholder, to participate in the Offering.

For information regarding the source of the funds to be used by Kimex in connection with its participation in the Offering, see "Source and Amount of Funds" in this Information Memorandum.

Kimco is a real estate investment trust (REIT) organized in 1960.

Kimco's corporate purpose is the acquisition, development and management of shopping malls. Currently, KIMCO is one of the largest publicly traded companies in the United States engaged in the ownership and management of shopping malls. KIMCO currently owns and operates approximately 700 properties in 40 states in the United States, with an aggregate area of approximately 9.2 million square meters available for leasing. KIMCO commenced operations in Mexico in October 2002. Currently, KIMCO owns and/or operates 6 properties located in 6 states in Mexico, with an area of at least 68,300 square meters available for leasing.

Kimco's shares are listed in the New York Stock Exchange under the trading symbol KIM. The company's market capitalization is approximately $5,850,000,000.

Kimex owns, directly or indirectly, 4,392,100 Shares of the Issuer, representing 3.50% of the capital stock thereof.

There is no pending or threatened litigation which could have a material adverse impact on KIMCO.

Given that KIMEX was incorporated only recently, there is no financial information available thereon. Accordingly, below is certain financial information of Kimco Realty Corporation.

The following table contains certain financial data of Kimco Realty Corporation as of September 30, 2004.

Kimco Realty Corporation					
	Years ended December 31,			Nine months ended September 30,	
	2001	2002	2003	2003	2004
	(millions of U.S. dollars)				
Balance Sheet Data:					
Total assets	3,384.8	3,758.4	4,603.9	3,983.7	4,377.1
Total liabilities	1,486.3	1,755.6	2,368.2	1,880.8	2,063.3
Stockholders' equity	1,898.5	2,002.7	2,235.8	2,102.9	2,313.8
Liabilities and stockholders' equity	3,384.8	3,758.4	4,603.9	3,983.7	4,377.1
Income Statement Data:					
Net sales	513.7	501.4	555.9	137.3	151.2
Net profit	236.5	245.7	307.9	91.5	78.51

For additional information on Kimco, including financial information, see www.kimcorealty.com and www.sec.gov. The information contained therein is not a part of this Information Memorandum.

2.3 Acción Management Team

Acción Management Team is a limited liability, variable capital corporation (*"Sociedad Anónima de Capital Variable"*), that was recently incorporated in Mexico. Accordingly, this Information Memorandum contains only the information thereon that is required by the Provisions. Acción Management Team is a special purpose entity organized solely to serve as a vehicle for the acquisition of the Shares of the Issuer by certain members of its management.

Acción Management Team was organized by means of public deed number 19,014, dated July 2, 2004, issued by Notary Public No. 218 for the Federal District, Mr. José Luis Villavicencio Castañeda.

Acción Management Team's corporate purpose is to purchase, own, manage, develop, operate, lease, mortgage, replace, sell or otherwise transfer, all types of real property.

The capital stock of Acción Management Team amounts to Ps.50,000.00 (fifty thousand pesos 00/100).

For a description of the source of the funds to be used by Acción Management Team in connection with its participation in the Offering, see "Source and Amount of Funds" in this Information Memorandum.

As of the date hereof, Acción Management Team does not hold any direct equity interest in the Issuer. However, the shareholders of Acción Management Team hold a minority equity interest in the capital stock of the Issuer as described in "Shareholders" in this Information Memorandum.

The shareholders of Acción Management Team are Messrs. Luis Enrique Gutiérrez Guajardo and Héctor Ibarzabal Guerrero, who hold 55% and 45% of the shares of stock of Acción Management Team, respectively, and are also directors and executive officers of the Issuer. The board of directors of Acción Management Team consists of Messrs. Luis Enrique Gutiérrez Guajardo (Chairman), Héctor Ibarzabal Guerrero (Treasurer), Jorge Girault Facha (Director) and Ignacio Cervantes Trejo (Secretary). The principal officers of Acción Management Team are Messrs. Luis Enrique Gutiérrez Guajardo, Héctor Ibarzabal Guerrero, Gerardo Ramírez Barba, Ignacio Cervantes Trejo, Bernardo Martínez Montes de Oca, Jesús Barrera Villar, Rafael Berumen Cervantes, Alejandro Garibay López Negrete and Alejandro Espinosa Álvarez.

There is no pending or threatened litigation that could have a material adverse effect on Acción Management Team.

The following table shows the balance sheet of Acción Management Team as of November 30, 2004, after giving effect to the settlement of the Shares purchased thereby in connection with the Offering, assuming that 100% of the Shares participate in the Offering.

Acción Management Team, S.A. de C.V. **Balance Sheet as of November 30, 2004**	
Assets:	
Current assets:	
Cash and cash equivalents	
Accounts receivable	50,000.00
Total assets	**50,000.00**
Liabilities:	
Current liabilities	
Capital	
Outstanding share capital	50,000.00
Stockholders' equity	50,000.00
Total liabilities and stockholders' equity	50,000.00
Total	**50,000.00**

2.4 Consultora Diamante Uno

Consultora Diamante Uno is a limited liability, variable capital corporation (*"Sociedad Anónima de Capital Variable"*), that was recently incorporated in Mexico. Accordingly, this Information Memorandum contains only the information thereon that is required by the Provisions. Consultora Diamante Uno is a special purpose entity organized solely to serve as a vehicle for the acquisition of the Shares of the Issuer by Mr. Luis Enrique Gutiérrez Guajardo.

Consultora Diamante Uno was organized by means of public deed number 18,134, dated February 20, 2004, issued by Notary Public No. 218 for the Federal District, Mr. José Luis Villavicencio Castañeda.

Consultora Diamante Uno's corporate purpose is to purchase and sell shares, securities and interests in all types of Mexican or foreign corporations and entities

The capital stock of Consultora Diamante Uno amounts to Ps.50,000.00 (fifty thousand pesos 00/100).

For a description of the source of the funds to be used by Consultora Diamante Uno in connection with its participation in the Offering, see "Source and Amount of Funds" in this Information Memorandum.

As of the date hereof, Consultora Diamante Uno does not hold any direct equity interest in the Issuer. However, the shareholders of Consultora Diamante Uno hold a minority equity interest in the capital stock of the Issuer as described in "Shareholders" in this Information Memorandum.

The shareholders of Consultora Diamante Uno are Messrs. Luis Enrique Gutiérrez Guajardo (98%) and Héctor Ibarzabal Guerrero (2%), who are also directors and executive officers of the Issuer. The board of directors of Consultora Diamante Uno consists of Messrs. Luis Enrique Gutiérrez Guajardo (Chairman), Héctor Ibarzabal Guerrero (Treasurer), Jorge Girault Facha (Director) and Ignacio Cervantes Trejo (Secretary). The principal officers of Consultora Diamante Uno are Messrs. Luis Enrique Gutiérrez Guajardo, Héctor Ibarzabal Guerrero, Jorge Girault Facha, Bernardo Martínez Montes de Oca and Ignacio Cervantes Trejo.

There is no pending or threatened litigation that could have a material adverse effect on Consultora Diamante Uno.

The following table shows the balance sheet of Consultora Diamante Uno as of November 30, 2004, after giving effect to the settlement of the Shares purchased thereby in connection with the Offering, assuming that 100% of the Shares participate in the Offering.

Consultora Diamante Uno, S.A. de C.V. Balance Sheet as of November 30, 2004	
Assets:	
Current assets:	
Cash and cash equivalents	7,106,444.40
Accounts receivable	59,389.37
Affiliated and associated companies	19,126.20
Advances	6,341,500.00
Current assets	13,526,459.97
Total assets	13,526,459.97
Liabilities:	
Current liabilities:	
Other accounts payable and accrued liabilities	10,000.00
VAT pending recovery	17,145.62
Current liabilities	**7,145.62**
Capital:	
Outstanding share capital	50,000.00
Year-end results	13,483,605.59
Stockholders' equity	13,533,605.59
Total liabilities and stockholders equity	13,526,459.97
Total	**13,526,459.97**

2.5 Consultora Ibaroso

Consultora Ibaroso is a limited liability, variable capital corporation (*"Sociedad Anónima de Capital Variable"*) that was recently incorporated in Mexico. Accordingly, this Information Memorandum contains only the information thereon that is required by the Provisions. Consultora Ibaroso is a special purpose

entity organized solely to serve as a vehicle for the acquisition of the Shares of the Issuer by Mr. Héctor Ibarzabal Guerrero.

Consultora Ibaroso was organized by means of public deed number 18,135, dated February 20, 2004, issued by Notary Public No. 218 for the Federal District, Mr. José Luis Villavicencio Castañeda.

Consultora Ibaroso's corporate purpose is to purchase and sell shares, securities and interests in all types of Mexican or foreign corporations and entities.

The capital stock of Consultora Ibaroso amounts to Ps.50,000.00 (fifty thousand pesos 00/100).

For a description of the source of the funds to be used by Consultora Ibaroso in connection with its participation in the Offering, see "Source and Amount of Funds" in this Information Memorandum.

As of the date hereof, Consultora Ibaroso does not hold any direct equity interest in the Issuer. However, the shareholders of Consultora Ibaroso hold a minority equity interest in the capital stock of the Issuer as described in "Shareholders" in this Information Memorandum.

The shareholders of Consultora Ibaroso are Messrs. Héctor Ibarzabal Guerrero (98%) and Luis Enrique Gutiérrez Guajardo (2%), who are also directors and executive officers of the Issuer. The board of directors of Consultora Ibaroso consists of Messrs. Héctor Ibarzabal Guerrero (Chairman), Luis Enrique Gutiérrez Guajardo (Treasurer), Jorge Girault Facha (Director) and Ignacio Cervantes Trejo (Secretary). The principal officers of Consultora Ibaroso are Messrs. Luis Enrique Gutiérrez Guajardo, Héctor Ibarzabal Guerrero, Jorge Girault Facha, Bernardo Martínez Montes de Oca and Ignacio Cervantes Trejo.

There is no pending or threatened litigation that could have a material adverse effect on Consultora Ibaroso.

The following table shows the balance sheet of Consultora Ibaroso as of November 30, 2004, after giving effect to the settlement of the Shares purchased thereby in connection with the Offering, assuming that 100% of the Shares participate in the Offering.

Consultora Ibaroso, S.A. de C.V.
Balance Sheet as of November 30, 2004

Assets:	
Current assets:	
Cash and cash equivalents	6,143,315.63
Accounts receivable	1,313,461.23
Affiliated and associated companies	12,010.66
Advances	6,270,000.00
Current assets	13,738,787.52
Inventories	1,121,742.15
Total assets	**14,860,529.67**
Liabilities:	
Current liabilities:	
Other accounts payable and accrued liabilities	216,700.00
VAT pending recovery	150,829.33
Current liabilities	65,870.67
Capital:	
Outstanding share capital	50,000.00
Year-end results	14,744,659.00
Stockholders' equity	14,794,659.00
Total liabilities and stockholders equity	14,860,529.67
Total	**14,860,529.67**

3. RELATIONSHIP BETWEEN THE OFFERORS AND THE ISSUER

In April 2001, the Issuer and AMB formed a strategic alliance for the acquisition and development of industrial facilities in Mexico, primarily within the metropolitan areas of Mexico City, Monterrey and Guadalajara. This alliance provides for a 90%-10% participation by the parties in developing projects and certain other projects, with AMB contributing 90% of the required investment and the Issuer contributing the remaining 10%, and the Issuer derives revenue from various sources such as fees for professional services and a success fee that is payable where the return on a project exceeds the relevant forecast. In addition, certain other investors participate in various existing projects in which AMB contributes 19.6% of the required investment and the Issuer contributes an additional 2%. Through this alliance with AMB, the Issuer manages properties with an area in excess of one million square feet in Mexico City and Guadalajara.

In October 2003, the Issuer and Kimco formed a strategic alliance for the acquisition and development of shopping malls in Mexico. This alliance provides for a 95%-5% participation by the parties, with Kimco contributing 95% of the required investment and the Issuer contributing the remaining 5%, and generates revenue from various sources such as fees for professional services and a success fee that is payable where the return on a project exceeds the relevant forecast. Through this alliance, the Issuer owns a shopping mall in Ciudad Juárez, where as a one-time exception Kimco contributed 90% and the Issuer contributed 10% of the required investment, and is currently in the process of developing a second shopping mall in the State of Mexico.

AMB is one of the leading owners and operators of industrial properties in the United States and is focused on distribution markets located in key economic centers and access points throughout North America, Europe and Asia. In turn, Kimco is a REIT engaged in the acquisition, development and management of shopping malls. The Issuer maintains strategic alliances and investments with (i) AMB, for purposes of the acquisition, development and operation of industrial properties in Mexico, and (ii) Kimco, for purposes of the acquisition and development of shopping malls located in large and medium-size cities in Mexico. Acción Management Team is a holding company owned and controlled by Messrs. Luis Enrique Gutiérrez Guajardo, who is the majority shareholder, and Héctor Ibarzabal Guerrero, both of whom are officers and directors of the Issuer. The principal shareholders of Acción Management Team are also shareholders of the Issuer, although their ownership interests therein represent less than five percent (5%) of the outstanding capital thereof.

Consultora Diamante Uno is a holding company owned and controlled by Messrs. Luis Enrique Gutiérrez Guajardo, who is the majority shareholder, and Héctor Ibarzabal Guerrero, both of whom are officers and directors of the Issuer. The principal shareholders of Consultora Diamante Uno are also shareholders of the Issuer, although their ownership interests therein represent less than five percent (5%) of the outstanding capital thereof.

Consultora Ibaroso is a holding company owned and controlled by Messrs. Héctor Ibarzabal Guerrero, who is the majority shareholder, and Luis Enrique Gutiérrez Guajardo, both of whom are officers and directors of the Issuer. The principal shareholders of Consultora Ibaroso are also shareholders of the Issuer, although their ownership interests therein represent less than five percent (5%) of the outstanding capital thereof.

In addition, some of the Offerors and the Issuer, whether directly or through their respective subsidiaries and affiliates, have entered into certain Loan Agreements (as such term is defined below) and granted certain guaranties. See "Source and Amount of Funds" in this Information Memorandum.

4. EXECUTIVE SUMMARY

Issuer:	G.Acción, S.A. de C.V.
Trading symbol:	GACCION B.

Purchase Price: $0.85 Dollars (eighty five cents of a Dollar) per Share.

Basis for the determination of the Purchase Price: The Purchase Price per Share was determined using various valuation methods. The equity represented by the real property owned by the Issuer was calculated based upon, among other things, (i) the valuation multiples of similar public companies, as determined in accordance with the generally accepted valuation methods in the U.S. real estate industry, including the market capitalization/operating flow multiple; (ii) the Net Asset Value (NAV") commonly used in the valuation of real estate companies, which is obtained by applying a market multiple to the gross revenues less the operating costs of the Issuer's income-generating properties less its debt, multiplied by the Issuer's participation percentage; and (iii) the net present value of the Issuer's capital, less any future dividends, at an assumed interest rate equal to its capital expenditures. The value of the Issuer's land inventories was calculated using the reference price per square meter of similar properties available in the market. The value of the Issuer's interests in its strategic alliances, real estate brokerage and parking garage businesses was calculated in accordance with the accounting methodologies used in the valuation of businesses generally, including (i) the multiples of similar public companies, (ii) the acquisition multiples of similar companies, and (iii) the net present value of the projected dividends from such businesses.

Multiples:

	Issuer	NCPI
Price/profit		
Price/book value	--	--
Value of the Company/EBITDA[1]	--	--

Source: *"La Semana Bursátil", published by Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, a Member of Grupo Financiero Banamex, on _________, 2005. Amounts calculated based upon information published by the BMV.*

Amount of the Offering: Up to $24,057,447.45 (twenty four million fifty seven thousand four hundred forty seven U.S. dollars 45/100).

Number of Shares to be purchased: Up to 28,296,997 (twenty eight million two hundred ninety six thousand nine hundred ninety seven) Series B shares of common stock, no par value.

Percentage of the outstanding capital stock represented by the Offering: Approximately 22.54% (twenty two point fifty four percent) of the outstanding capital stock of the Issuer.

[1] EBITDA is the sum of the aggregate capitalization, minority shareholders and net debt, divided by the operating profit plus depreciation and amortization.

Offering Period:	__________, 2005, through 3:00 p.m. (Mexico City time) on __________, 2005; provided, that such period may be extended by not less than five (5) business days at any one time, at the Offerors' election.
Expiration Date:	__________, 2005.
Registration Date:	__________, 2005.
Settlement Date:	__________, 2005.
Corporate authorizations:	The Offering was authorized by the board of directors of Headlands New Eagle, by resolution dated November 15, 2004; by the board of directors of Kimex, by resolution dated November 12, 2004; by the board of directors of Acción Management Team, by resolution dated October 20, 2004; and by the boards of directors of Consultora Diamante Uno and Consultora Ibaroso, in each case by resolution dated November 3, 2004. Each such resolution authorized the Offering in order to acquire the shares of stock of the Issuer that are owned by its minority shareholders. See "Prior Agreements".
Withdrawal rights:	Any person who may have accepted the Offering shall have the right, in its sole discretion, to withdraw such acceptance at any time during the Offering Period or any extension thereof, including by reason of the existence of a more favorable tender offer, provided that such withdrawal is made not later than on the Expiration Date. In order for the withdrawal of the Shares to be effective prior to the Expiration Date, the relevant Custodian must deliver to the Purchasing Agent, at the address indicated in "— Purchase Procedure" below, a written notice of withdrawal; provided, that the right to withdraw such Shares remains in effect at such time. The withdrawal of Shares cannot be revoked, and the Shares withdrawn shall not be deemed validly tendered for purposes of the Offering. Notwithstanding the above, the Shares withdrawn may be tendered again prior to the Expiration Date, provided that all the requirements set forth in "—Purchase Procedure" below, in connection with the tender and delivery of such Shares, are complied with. No Shares may be withdrawn after the Expiration Date. All questions as to the form and validity (including any questions as to the timeliness) of any notice of withdrawal, shall be resolved by the Offerors through the Purchasing Agent, and such determination shall be final and binding. The Offerors, the Purchasing Agent or any other person associated with the

Offering shall give to the relevant Custodian, as soon as it may be practicable, notice of the existence of any irregularity or defect in a notice of withdrawal. Notwithstanding the above, no such person shall be liable for its failure to give such notice to the relevant Custodian.

Purchase procedure:

During the Offering Period, the Purchasing Agent will receive the Tender Letters delivered by the Custodians or by any shareholders who may be holding their Shares in certificated form. During the Offering Period, those shareholders of the Issuer who may wish to tender their Shares must instruct their Custodian to accept, in their name, the terms and conditions of the Offering. Each Custodian shall:

(i) Collect the acceptances received from its customers, in accordance with such procedure as such Custodian may deem appropriate, and maintain in custody the Shares with respect to which it has received tender instructions;

(ii) Complete, in accordance with such instructions, the form of Tender Letter provided by the Purchasing Agent;

(iii) Deliver the duly completed Tender Letter to the Purchasing Agent, at its offices located at Paseo de la Reforma 398, Piso 4, Col. Juarez, 06600 Mexico, D.F., attention Mr. Gustavo Espinosa Chávez, on any business day during the Offering Period, but not later than by 3:00 p.m. (Mexico City time) on the Expiration Date, unless such date shall have been extended in accordance with the terms set forth in "The Offering—Extension of the Offering Period; Amendment of the Terms and Revocation" in this Information Memorandum, and

(iv) Transfer the relevant Shares to the Central Account No. 0307, maintained by the Purchasing Agent at Indeval, not later than by 3:00 p.m. (Mexico City time) on the Expiration Date, unless such date shall have been extended in accordance with the terms set forth in "The Offering—Extension of the Offering Period; Amendment of the Terms and Revocation" in this Information Memorandum.

All Tender Letters delivered by the Custodians must be delivered to the Purchasing Agent at its address indicated above, precisely in the form provided to such effect, beginning on the first day of the Offering Period.

Any shareholder who may be holding his Shares in certificated form and who may wish to participate in the Offering must deliver to the Custodian of his choice, or to the Purchasing Agent at its address indicated above, in addition to such documents as such Custodian or the Purchasing Agent may require, his duly endorsed stock certificates, with the necessary anticipation so as to permit the delivery of the relevant Tender Letter and the transfer of his Shares to the Central Account prior to the Expiration Date. Those shareholders of the Issuer who may be holding their Shares in certificated form are hereby encouraged to consult with the Custodian of their choice as to the timing constraints associated with their participation in the Offering.

The shareholders, by taking the following actions, shall be deemed to have unconditionally accepted the terms of the Offering:

(i) The execution and delivery, through a Custodian, within the period stated above, of a duly completed Tender Letter, and

(ii) The transfer of Shares, through a Custodian, to the Central Account not later than by 3:00 p.m. on the Expiration Date, in accordance with the terms set forth in this Information Memorandum.

Any acceptance contained in any Tender Letter improperly completed or which is received after 3:00 p.m. on the Expiration Date, and any acceptance in respect of which the relevant Shares are not transferred to the Central Account, shall be rejected and, accordingly, the relevant Shares shall not be purchased in connection with the Offering. Any shareholder who may wish to tender his Shares in connection with the Offering must ensure that the Purchasing Agent receives from their Custodian, prior to the Expiration Date, a duly completed Tender Letter. In addition, such shareholder must ensure that his Shares are delivered by their Custodian to the Central Account prior to the Expiration Date.

All questions as to the form and validity (including any questions as to the timeliness) of any Tender Letter or any transfer of Shares, shall be resolved by the Offerors through the Purchasing Agent and such determination shall be final and binding. In addition, the Offerors reserve the right to waive any irregularity or defect in the tendering process. The Purchasing Agent shall give to the relevant Custodian, as soon as it may be practicable, notice of the existence of any irregularity or defect in a Tender Letter. Notwithstanding the above, neither the Offerors, nor the Purchasing Agent, nor any other person

associated with the Offering, shall be liable for its failure to give such notice to the relevant Custodian.

In case of any doubt as to the manner in which the shareholders may participate in the Offering, the shareholders are advised to contact the Purchasing Agent at its address indicated in this Information Memorandum, or at (+5255) 1226-0674 in Mexico City, attention Mr. Gustavo Espinosa Chavez.

Extension of the Offering Period; Amendment of the Terms and Revocation:

The Offerors shall be required to extend the Expiration Date in the events set forth in the Provisions. Upon the approval by the Offerors of any material amendment to the terms of the Offering or the information relating thereto, or upon the waiver by the Offerors of any material condition for the Offering, the Expiration Date shall be extended as required by the Provisions so as to enable the shareholders to consider the new terms.

The Offering and its terms may be amended at any time prior to the Expiration Date as described in this Information Memorandum, if the amendment provides better terms for the intended recipients. In the event of a material amendment, the Offering Period shall be extended for a period of not less than five (5) business days. The amendments shall be announced through the same means used in the announcement of the Offering, including through *Emisnet*. In the event of any material amendment to the terms of the Offering, any shareholder who may have accepted the Offering shall be entitled to withdraw his acceptance, provided that such withdrawal right must be exercised on or prior to the Expiration Date.

The Offerors shall inform the Purchasing Agent of any amendment to the terms of the Offering or any extension of the Expiration Date, and such amendment or extension shall be announced by means of the publication of a notice in a newspaper of nationwide circulation and through *Emisnet*. During any such extension, all the Shares previously tendered in connection with the Offering shall remain subject to the terms of the Offering as in effect following such extension, provided, that the holders of such shares shall be entitled to withdraw such Shares.

If the Offering is revoked for any reason, all the Shares that may have been transferred to the Central Account shall be transferred to the account maintained at Indeval by the relevant Custodian, on the business day immediately following the Expiration Date.

Settlement:

The Purchase Price of $0.85 Dollars (eighty five cents of a Dollar) per Share purchased in connection with the Offering shall be paid in cash, in pesos or in

U.S. dollars at the election of each shareholder, on the Settlement Date (as such date may be extended in accordance with this Information Memorandum), upon delivery of the relevant Shares.

The portion of the Purchase Price payable in pesos shall be paid to the account maintained at Indeval by each participating Custodian, for the benefit of those shareholders who shall have, through the corresponding Custodian, (i) given notice of their election to receive the Purchase Price in pesos in accordance with the procedure set forth in this Information Memorandum, (ii) validly accepted the terms of the Offering, (iii) delivered a Tender Letter to the Purchasing Agent as described in "Executive Summary — Purchase Procedure" in this Information Memorandum, (iv) transferred their Shares to the Central Account, and (v) not withdrawn their Shares prior to the Expiration Date.

The Purchase Price in pesos shall be determined as follows:

The Purchase Price in U.S. dollars shall be converted into pesos at the exchange rate for the settlement in Mexico of foreign-denominated obligations, as published by the Central Bank of Mexico in the Official Gazette of the Federation on the day immediately following the Expiration Date, which shall coincide with the day immediately preceding the Registration Date or the Settlement Date.

The portion of the Offering to be settled in U.S. dollars shall be paid by wire transfer to the U.S. dollar account indicated by each Custodian in its Tender Letter, for the benefit of those shareholders who shall have, through the corresponding Custodian, (i) given notice (in their Tender Letters) of their election to receive the Purchase Price in U.S. dollars in accordance with the procedure set forth in this Information Memorandum, (ii) validly accepted the terms of the Offering, (iii) delivered a Tender Letter to the Purchasing Agent as described in this Information Memorandum, (iv) transferred their Shares to the Central Account, (v) not withdrawn their Shares prior to the Expiration Date, and (v) indicated in their Tender Letters the U.S. dollar account maintained by the Custodian for purposes of receiving the Purchase Price in U.S. dollars.

Each Custodian shall be solely liable for transferring to each of its clients that is entitled thereto, the Purchase Price in pesos or U.S. dollars.

On the business day immediately following the Expiration Date, the Offerors will post on *Emisnet* a notice regarding the outcome of the Offering,

including, among other things, the aggregate number of Shares to be purchased in connection therewith, the Purchase Price per Share and its equivalent in pesos, the portion of the Purchase Price that shall be paid in U.S. dollars and the settlement amount in Mexican pesos, or, if applicable, a notice of extension of the Offering Period in accordance with the terms set forth in this Information Memorandum.

The Purchase Price in U.S. dollars and pesos shall be paid simultaneously on the Settlement Date, free of any deduction or withholding in account for taxes. If applicable, each Custodian shall be responsible for withholding and paying any taxes payable by the selling shareholders represented thereby. See "Taxation" in this Information Memorandum.

The Purchasing Agent shall not be required to register the Offering on the BMV and, accordingly, to complete the Offering, unless the Offerors shall have previously delivered thereto the funds required to such effect.

5. PURCHASING AGENT

Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, a Member of Grupo Financiero Banamex.

6. MARKET INFORMATION

The shares of stock of the Issuer have traded on the BMV since June 1997.

The closing price of the shares of the Issuer on _________, 2004, the day before the announcement of the Offering, was Ps.______, and the closing price of such shares on the day before the commencement of the Offering Period was Ps._______.

The following table shows the high, low and average trading prices, in nominal terms, of the Shares of the Issuer during the period from 2002 through __________, 2005.

Period	High	Low	Average
2002			
First quarter	4.80	4.00	4.43
Second quarter	5.05	4.80	5.00
Third quarter	5.00	4.75	4.88
Fourth quarter	4.85	4.75	4.79
2003			
First quarter	5.00	4.75	4.97
Second quarter	5.00	5.00	5.00
Third quarter	5.00	5.00	5.00
Fourth quarter	5.01	5.00	5.00

2004			
First quarter	5.60	5.00	5.43
Second quarter	5.60	5.30	5.51
Third quarter	5.70	5.30	5.75
Fourth quarter	9.10	5.70	6.88
2005			
Through ___________			

Source: *Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, a Member of Grupo Financiero Banamex, based upon information published by the BMV.*

In addition, since 2001 there is an ADR program in the United States with The Bank of New York as depositary, and that represents 5.2% of the Shares of the Issuer. See "ADR Program" in this Information Memorandum.

7. CONDITIONS FOR THE OFFER.

The Offering shall be subject to the following conditions:

(i) The Offerors shall not be required to complete the Offering unless at least 22,019,962 (twenty two million nineteen thousand nine hundred and sixty two) Shares of the outstanding capital stock of the Issuer shall have been unconditionally tendered in connection with the Offering;

(ii) If less than the number of shares set forth in paragraph (i) above is tendered, then the Offerors may, in their sole discretion, waive such condition and proceed with the Offering, provided that the Offerors shall have previously extended the Offering Period by at least 5 (five) business days; and

(iii) The Offerors shall not be required to complete the Offering if any necessary regulatory approval or favorable resolution is not obtained or approved or is obtained or approved in terms that, in the Offerors' opinion, could have an adverse effect on the Offering or the Issuer, or if a given notice may result in a resolution that could adversely affect the Offering or the Issuer, as described in "The Offering–Settlement Procedure" in this Information Memorandum.

It is anticipated that upon the satisfaction of the aforementioned conditions and the completion of the Offering, and after giving effect to the purchase transaction subject matter of the Private Purchase Agreement (as such term is defined below) and to (a) the shareholders of the Issuer that are parties to the Shareholders Agreement and (b) the Shares held by the Employees' Stock Option Trust established by the Issuer, there shall have been purchased at least 119,263,663 (one hundred nineteen million two hundred sixty three thousand six hundred sixty three) Shares representing 95.00% (ninety five percent) of the outstanding capital stock of the Issuer. See "Prior Agreements" in this Information Memorandum.

The Offering and its terms may be amended at any time prior to the Expiration Date if the amendment provides better terms for the intended recipients, or otherwise as described in this Information Memorandum.

In the event of a material amendment, the Offering Period shall be extended for a period of not less than 5 (five) business days. The amendment shall be announced through the same means used in the announcement of the Offering.

In the event of any material amendment to the terms of the Offering, any shareholder who may have accepted the Offering shall be entitled to withdraw his acceptance, provided that such withdrawal right is exercised on or before the Expiration Date.

8. PRIOR AGREEMENTS

Below is a summary of certain agreements executed prior to the Offering in connection therewith. Such summary does not purport to contain a complete description of such agreements, the full text of which is available for inspection at the BMV.

8.1 Agreement of Joint Participation in a Tender Offer. On November 24, 2004, Headlands New Eagle, Kimex and Acción Management Team, acting jointly and severally in respect of the aggregate number of shares intended to be purchased in connection with the Offering, and Consultora Diamante Uno and Consultora Ibarroso, each of them acting individually in respect of the 628,585 Shares and 207,681 Shares intended to be purchased thereby, respectively, entered into an agreement whereby they undertook to carry out the Offering. The agreement sets forth the terms and conditions pursuant to which they would carry out the Offering, including the decision making process associated therewith, the obligation of each of the Offerors to avail itself of the funds necessary to complete the Offering, and the procedure for the compliance of such obligations. The price of the Shares for all participants shall be $0.85 Dollars (eighty five cents of a Dollar), which is equal to the Purchase Price per Share.

8.2 Share Purchase and Sale Agreement. On November 9, 2004, AMB, Peabody Global Real Estate Partners, L.P. and Peabody Global Belgium Holdings, LLC ("Peabody") entered into a private purchase agreement (the "Private Purchase Agreement") pursuant to which AMB agreed to purchase, concurrently with the Settlement Date of the Offering, at a purchase price of $0.85 Dollar (eighty five cents of a Dollar) per share, the shares of stock of PI Belgium Holdings, N.V. and PG Belgium Holdings, N.V., two Belgian subsidiaries that together own 52,437,552 Shares representing approximately 41.77% (forty one point seventy seven percent) of the outstanding capital of the Issuer, or 23.93% and 17.84%, respectively. No premium or additional charge is payable in addition to such purchase price. It should be noted that the closing of the Share Purchase and Sale Agreement is subject to, among others, the condition that if the Offering fails to close for any reason whatsoever, then the agreement shall cease to be effective. On November 24, 2004, AMB assigned to Headlands New England all of AMB's rights and obligations under the Share Purchase and Sale Agreement.

8.3 On November 24, 2004, Headlands New Eagle, Kimex, Acción Management Team, Pablo Escandón Cusi, Consultora Diamante Uno and Consultora Ibaroso, in their respective capacities as shareholders or prospective shareholders of the Issuer, entered into a shareholders agreement (the "Shareholders Agreement"). Pursuant to the Shareholders Agreement, the parties agreed on the manner in which all decisions concerning the Issuer shall be made following the completion of the Offering.

In addition, pursuant to the Shareholders Agreement, the shareholders of the Issuer that are parties thereto have agreed with the other parties not to purchase or sell, directly or indirectly, any Shares of the Issuer except in connection with certain specific transactions, including the purchase of the Shares in connection with the Offering and the Share Purchase Agreement referred to in Section 8.2 above.

8.4 On November 24, 2004, Headlands Realty Corporation and Inmobiliaria Totolopantongo, S.A. de C.V. ("Totolopantongo"), a subsidiary of the Issuer, entered into a loan agreement (the "First Loan Agreement") pursuant to which Headlands Realty Corporation granted to Totolopantongo a loan in the amount of $8,800,000.00 (eight million eight hundred thousand U.S. dollars 00/100). On the same date, Totolopantongo, a subsidiary of the Issuer, and Acción Management Team entered into a loan agreement (the "Second Loan Agreement" and, together with the First Loan Agreement, the "Loan Agreements") by means of which Totolopantongo granted to Acción Management Team a loan in the amount of $8,800,000.00 (eight million eight hundred thousand U.S. dollars 00/100), with the proceeds received by Totolopantongo in connection with the First Loan Agreement, in order to provide to Acción Management Team the necessary funds to pay for the Shares to be purchased thereby in connection with the Offering. See "Source and Amount of Funds" in this Information Memorandum.

9. PURPOSE OF THE OFFERING

The Offering is intended to enable the Offerors to purchase up to 28,296,997 (twenty eight million two hundred ninety six thousand nine hundred ninety seven) Shares, representing approximately 22.54% (twenty two point fifty four percent) of the outstanding capital stock of the Issuer, so that upon completion of the Offering and of the purchase by Headlands New Eagle of the Shares owned by Peabody pursuant to the Share Purchase and Sale Agreement described in Section 8.2 above, the Offerors and the other shareholders parties to the Shareholders Agreement will own, directly or indirectly, 100% of the outstanding capital stock of the Issuer.

10. FUTURE PLANS AND PROJECTS

It is anticipated that, upon completion of the Offering, a general extraordinary meeting of shareholders of the Issuer will be held to consider, among other things:

(i) The filing of an application to cancel the registration of the shares of the Issuer in the Securities Section of the National Securities Registry (*Registro Nacional de Valores,* or "RNV") and, subsequently, to remove such shares from the list of securities authorized for trading on the BMV, and

(ii) The full amendment of the bylaws of the Issuer.

11. SOURCE AND AMOUNT OF FUNDS

The aggregate amount of funds required by Headlands New Eagle and Kimex to complete the Offering will be provided by their respective parent companies.

On November 24, 2004, Headlands Realty Corporation and Totolopantongo entered into the First Loan Agreement, pursuant to which Headlands Realty Corporation granted to Totolopantongo a loan in the amount of $8,800,000.00 (eight million eight hundred thousand U.S. dollars 00/100). On the same date, Totolopantongo and Acción Management Team entered into the Second Loan Agreement, pursuant to which Totolopantongo granted to Acción Management Team a loan in the amount of $8,800,000.00 (eight million eight hundred thousand U.S. dollars 00/100), with the proceeds received by Totolopantongo in connection with the First Loan Agreement, in order to provide to Acción Management Team the necessary funds to pay for the Shares to be purchased thereby in connection with the Offering. The Second Loan Agreement will be secured by a pledge agreement (the "Pledge Agreement") in respect of the Shares purchased by Acción Management Team in connection with the Offering. The First Loan Agreement will be secured by Totolopantongo's assignment of its rights and obligations as pledgee under the Pledge Agreement, in favor of Headlands Realty Corporation, and will also be guaranteed by the Issuer.

The aggregate amount of funds required by Consultora Diamante Uno to complete the Offering will be obtained from internal resources generated by certain capital contributions from its shareholders, as described in Section 2.4 of this Information Memorandum.

The aggregate amount of funds required by Consultora Ibaroso to complete the Offering will be obtained from internal resources generated by certain capital contributions from its shareholders, as described in Section 2.5 of this Information Memorandum.

12. SHAREHOLDERS

The following table sets forth the stock ownership of the Issuer before and after the Offering, assuming that an aggregate of 28,296,997 Shares shall have been purchased in connection with the Offering and that 52,437,551 Shares owned by Peabody shall have been purchased by Headlands New Eagle pursuant to the Share Purchase and Sale Agreement described in "Prior Agreements" herein.

Shareholders	Prior to the Offering Number of Shares	%	Shares to be purchased[1] Number of Shares	Following the Offering Number of Shares	%
Peabody	52,437,551	41.77%		---	---
Pablo Escandón Cusi	33,469,519	26.66%		33,469,519	26.66%
Kimco[2]	4,392,100	3.50%		4,392,100[4]	3.50%
Officers of the Issuer[3]	3,183,440	2.54%		3,183,440	2.54%
Public at large	28,296,997	22.54%		---	---
Headlands New Eagle			52,437,551	52,437,551	41.77%
Kimex			19,617,377	19,617,377[4]	15.63%
Acción Management Team			7,843,354	7,843,354	6.25%
Consultora Diamante Uno			628,585	628,585	0.50%
Consultora Ibaroso			207,681	207,681	0.17%
Employees' Stock Option Trust	3,761,091	3.00%		3,761,091	3.00%
Total	125,540,698	100.00%		125,540,698	100.00%

1 The Shares to be purchased include the 28,296,997 Shares subject matter of the Offering and the 52,437,551 Shares to be purchased concurrently with the Settlement Date of the Offering. See "Prior Agreements" in this Information Memorandum.

2 Kimco, whether directly or through one or more subsidiaries.

3 Of such 3,183,440 Shares, 2,891,540 Shares are held by Messrs. Luis Enrique Gutiérrez Guajardo and Héctor Ibarzábal Guerrero.

4 Upon completion of the Offering, Kimco will hold, either directly or through one or more subsidiaries, an aggregate of 24,009,.477 Shares, representing 19.12% of the outstanding capital of the Issuer.

The data relating to the stock ownership of the Issuer immediately prior to the Offering was derived from the information reported by the Issuer to the BMV.

The data contained in the table above is estimated. Since the Offering is being made by the Offerors jointly and either severally or individually, and since it may occur that less than all of the Shares are actually tendered in connection with the Offering, the post-Offering data may vary depending on the level of success of and the number of Shares purchased by each Offeror in connection with the Offering.

Upon satisfaction of the conditions precedent to the Offering, and as a contingent measure should the other Offerors fail to purchase the aforementioned number of Shares, Headlands New Eagle could decide to purchase up to 28,296,997 Shares of the Issuer in connection with the Offering, taking into consideration that the Offering is being made jointly and severally by Headlands New Eagle, Kimex and AMT as described in Section 8.1 of this Information Memorandum.

Although according to the preceding table Kimex and AMT intend to purchase 19,617,377 and 7,843,354 Shares, respectively, because the Offering is being made jointly and severally by Headlands New Eagle, Kimex and AMT, Kimex and AMT may actually purchase all of the Shares of stock of the Issuer that are the subject matter of the Offering. This would occur only if the other Offerors should fail to purchase the number of Shares set forth in this Information Memorandum.

In addition, following completion of the Offering, the Offerors may decide to enter into sale and purchase transactions among themselves and/or with other shareholders of the Issuer, in respect of Shares of stock of the Issuer; provided, that such transactions must be carried out at a purchase price equal to the Purchase Price in the Offering. In connection herewith, following completion of the Offering AMT intends to purchase from Headland New Eagle's Belgian subsidiaries, an aggregate of 2,507,912 Shares at a purchase price of $0.85 Dollars per Share.

13. EFFECTS OF THE OFFERING

Following the completion of the Offering in the terms contemplated by the Offerors, the Issuer will undertake all such actions as may be necessary in order to file an application with the CNBV to obtain the cancellation of the registration of its shares in the Securities Section of the RNV, and to have such shares removed from the list of securities authorized for trading on the BMV.

As a result of the completion of the Offering, the number of holders of Shares of the Issuer will decrease significantly and, accordingly, it is unlikely that a secondary market will develop in respect of such Shares.

Following the cancellation of the registration of its Shares in the RNV, the Issuer will no longer be subject to the Securities Market Law (*Ley del Mercado de Valores*), the Provisions or the supervision of the CNBV, and, accordingly, the Issuer intends to fully amend its corporate bylaws.

14. CANCELLATION OF THE REGISTRATION IN THE RNV

Upon completion of the Offering, the Offerors intend to undertake all such actions, including calling and holding a general extraordinary meeting of shareholders of the Issuer, as may be necessary to cause the Issuer to file an application with the CNBV to obtain the cancellation of the registration of its shares in the Securities Section of the RNV and to have such shares removed from the list of securities authorized for trading on the BMV (the "Cancellation of the Registration").

15. OPINIONS OF THE BOARD OF DIRECTORS AND THE INDEPENDENT EXPERT

The Board of Directors of the Issuer has retained IXE Banco, S.A,. Institución de Banca Múltiple, IXE Grupo Financiero, as independent expert for purposes of rendering an opinion as to the fairness of the Purchase Price payable in respect of the shares of the Issuer within the context of the Offering, so as to ensure an increased transparency and information. The independent expert's opinion is attached as Exhibit 1 to this Information Memorandum.

In compliance with the Provisions, and based upon the opinion of the Audit Committee dated December 13, 2004, the Board of Directors of the Issuer, at a meeting thereof held on December 13, 2004, issued an opinion in connection with the Offering. An excerpt of the opinion of the Board of Directors will be disclosed through *Emisnet* and will be available for inspection at the web address of the BMV, www.bmv.com.mx. An excerpt of the resolutions of the Board of Directors as with respect to its opinion regarding the Offering is attached as Exhibit 2 to this Information Memorandum.

16. PURCHASING TRUST

Pursuant to the Provisions, if less than the aggregate number of Shares subject matter of the Offering are purchased in connection therewith, the Offerors will (i) file with the CNBV any such additional documents (corporate or otherwise) as may be necessary to obtain the cancellation of the registration of its shares, and (ii) establish an irrevocable trust and transfer thereto, for a period of at least six months as of the date on which the CNBV shall have authorized the cancellation of the registration of the Shares in the Securities Section of the RNV, such funds as may be necessary to purchase, at the Purchase Price in the Offering, all of the shares that may have not been purchase in connection with the Offering.

17. TAXATION

The shareholders of the Issuer that elect to participate in the Offering will be selling their Shares to the Offerors, and such transaction may be subject to taxation in Mexico.

The taxation regime described below may not be applicable to some shareholders. Accordingly, the participating shareholders are encouraged to consult with their own tax advisors so as to achieve a complete understanding of the tax consequences derived from the sale of their Shares in connection with

the Offering. The Offerors, the Issuer and the Purchasing Agent shall have no liability whatsoever for the tax consequences or obligations suffered by or imposed upon any person who may elect to sell its Shares in connection with the Offering.

The sale of shares of stock of the Issuer though the Mexican Stock Exchange in connection with the Offering shall have the tax consequences described below, which vary depending on the particular circumstances of each shareholder.

Individuals residing in Mexico

Any individual who is a Mexican resident and who did not hold any Shares of stock of the Issuer as of the date of the original registration of such Shares with the RNV, will be exempt from any income tax obligation in connection with any gain derived from the sale of his shares through the BMV in connection with the Offering.

Any individual who is a Mexican resident and who held any Shares of stock of the Issuer as of the date of the original registration of such Shares with the RNV, will be exempt from any income tax obligation in connection with any gain derived from the sale of his shares through the BMV in connection with the Offering, subject to the satisfaction of the following conditions:

(a) At least five continuous years shall have elapsed since the initial date of trading of the Shares on the BMV;

(b) At least 35% of the outstanding Shares of stock of the Issuer shall be held by the investing public at large, through the BMV;

(c) The Offering shall include all of the series of Shares of stock of the Issuer, and shall be conducted at the same price per share for all the shareholders, and

(d) The shareholders shall have the ability to accept offers with more competitive terms than those received prior to and during the Offering Period, without being subject to any penalty whatsoever.

Pursuant to Article 60 of the Income Tax Law of Mexico, any financial institution involved in any transfer of shares through the BMV is required to withhold the applicable taxes. More particularly, any financial institution involved in a tender of shares on behalf on an individual who does not meet the exemption criteria described above, is required to withhold the applicable taxes. Notwithstanding the above, pursuant to Rule 3.11.3 the financial institution will not be required to effect such withholding if the CNBV shall have issued a certificate to the effect that the transfer of shares satisfies all the conditions required in order for the seller to be exempt from taxation as described herein.

The certificate referred to in the preceding paragraph must be requested by the relevant financial institution, and for such purposes the Secretary of the Board of Directors of the Issuer shall be required to file with the CNBV, prior to the commencement of the Offering, a list of the persons that were shareholders of the Issuer at the time of the original registration of its shares in the RNV, including the number of Shares held by each such person as of such date. The Issuer shall be jointly and severally liable for any taxes not properly withholding as a result of any omissions, errors or false statements contained in the information submitted to the CNBV.

All transfers of shares of the Issuer that may be effected through the BMV in connection with the Offering, will satisfy all the applicable requirements, and all the information required in order to obtain the abovementioned certification from the CNBV will be filed therewith. If the CNBV issues such certification, then the relevant financial institution will not be required to withhold any taxes in connection with a transfer of shares by an individual, and all individuals who are residents in Mexico and who were holders of shares of the Issuer as of the date of the original registration of such shares in the RNV, will not be

subject to income tax obligations in connection with the gains realized thereby as a result of the sale of their Shares in connection with the Offering.

If the CNBV does not issue the abovementioned certification prior to the acquisition of the Shares in connection with the Offering, then the relevant financial institution will be required to withhold 5% of the Purchase Price of any shares sold by any individual whose name is included in the list of shareholders of the Issuer as of the date of registration of its Shares in the RNV, as such list may have been filed with the CNBV by the Secretary or Alternate Secretary of the Board of Directors of the Issuer.

The corporate records of the Issuer contain sufficient information to ascertain the identity of 100% of the shareholders of the Issuer as of the date of the initial registration of its Shares in the RNV.

It should be noted that upon the Cancellation of the Registration, the Shares of stock of the Issuer will no longer be deemed to be held by the investing public at large and, accordingly, any transfer of Shares by an individual, including any transfer during or after the period when such Shares are held in the trust described in "—Purchasing Trust" above, will be subject to income tax withholding.

Residents of other countries

The proceeds received by residents of other countries in connection with the transfer of shares of a Mexican issuer are considered as income from a Mexican source and, accordingly, are subject to Mexican income taxes.

Notwithstanding the above, residents of other countries will not be subject to Mexican income taxes in connection with any transfer of shares through the BMV if such transfer satisfies the exemption requirements applicable to individuals.

As mentioned above, based upon the information available to the Offerors, all the necessary requirements for an individual to be exempt from payment of the income tax otherwise applicable to the transfer of his Shares in connection with the Offering, have been satisfied and, accordingly, any transfer of shares by a non-Mexican resident will also be exempt from Mexican income taxes.

Non-Mexican resident shareholders who are considered as original shareholders pursuant to the provisions described in "—Mexican Resident Individuals" above, will be subject to Mexican income tax withholdings in respect of the proceeds of the sale of their Shares through the BMV in connection with the Offer, unless the CNBV shall have issued the certification described in "—Mexican Resident Individuals", above.

According to the information available to the Issuer, there are no non-Mexican resident shareholders that may be considered as original shareholders.

It should be noted that those non-Mexican resident shareholders who may elect to transfer their Shares of the Issuer through the BMV in connection with the Offer, may be subject to taxation under the applicable tax laws of their countries of residence and, accordingly, such shareholders should inform themselves as to the tax regime applicable in their particular circumstances.

If the CNBV does not issue the abovementioned certification, any individual or entity who is a resident of a country with which Mexico has a Treaty for the Avoidance of Double Taxation, may avail itself of the benefits of the relevant treaty by submitting evidence of their foreign residency for tax purposes and designating a Mexican representative for purposes of filing such evidence.

As described in "—Mexican Resident Individuals", following the Cancellation of the Registration, any transfer of shares by residents of other countries, including any transfer during or after the period when such Shares are held in the trust described in "—Purchasing Trust" above, will be subject to Mexican income tax withholding pursuant to the applicable provisions.

Mexican Resident Entities; Residents of other countries with Permanent Establishments in Mexico

Gains on the sale of shares through the Mexican Stock Exchange in connection with the Offer, by entities considered as residents in Mexico, or by residents of other countries that have a permanent establishment in Mexico, constitute taxable income for purposes of the determination of their net income tax basis.

Pursuant to the applicable laws, the gain on the sale of shares by entities considered as residents in Mexico, and by residents of other countries that have a permanent establishment in Mexico, will be calculated based upon the transfer price per share and the average cost per share, which will in turn be determined by taking into account the specific circumstances involved in each case.

Specific Circumstances

The tax provisions described above may not be applicable to certain shareholders and, accordingly, the shareholders are strongly encouraged to consult their own tax advisors for a complete understanding of the tax treatment applicable to the sale of their shares in connection with the Offer. The Offerors, the Issuer and the Purchasing Agent assume no liability whatsoever in connection with the tax consequences for or the tax obligations of any person that elects to sell its shares in connection with the Offering.

18. ADR PROGRAM

Since December 17, 2001, the Issuer has maintained in the United States an ADR program with The Bank of New York as depositary (the "Depositary"). The underlying Shares of the ADRs represent 5.2% of the Shares of the Issuer.

The Offering does not include the Shares represented by the ADRs. Pursuant to the agreement governing the ADR program, any holder of ADRs who may wish to participate in the Offering shall be required to:

(i) Surrender its ADRs to the Depositary, so as to withdraw the Shares represented by such ADRs;

(ii) Pay to the Depositary the applicable ADR cancellation fee, together with such taxes and governmental duties and other charges as may be applicable in connection with the delivery by the Depositary of the Shares represented by such ADRs; and

(iii) Provide the Depositary with written instructions as to the number of Shares to be released thereby, and as to the deposit of such Shares in the account maintained in Mexico by relevant Custodian. It is strongly suggested that the Depositary be given instructions with respect to the deposit of the relevant Shares.

All questions regarding the surrender and exchange of the ADRs and the withdrawal of the Shares represented thereby, must be directed to the Depositary in New York City, by calling (212) 815-4372, attention Perry Palma Gil.

Following the withdrawal of Shares as described above, the holders of Shares must comply with the procedure described in "Executive Summary" in this Information Memorandum. In case of doubt as to the manner in which the holders of Shares of the Issuer may participate in the Offering, please contact the Purchasing Agent at the address set forth to such effect in this Information Memorandum, or by calling 1226-0674 in Mexico City, attention Gustavo Espinosa Chávez.

19. AUTHORIZED PERSONS

The undersigned hereby certify, under penalty of perjury, that to the best of our knowledge this Information Memorandum does not omit to disclose any material information, or contain any untrue statement that would cause the information contained herein with respect to the Offering to be misleading.

The Offerors

The Purchasing Agent

Headlands New Eagle

____
Name: Vicente Grau Alonso
Title: Attorney-in-fact

____
Name: Nadia Kadise Sucar
Title: Attorney-in-fact

Kimex

____
Name: Vicente Grau Alonso
Title: Attorney-in-fact

Acción Management Team

____
Name: Vicente Grau Alonso
Title: Attorney-in-fact

Consultora Diamante Uno

____
Name: Vicente Grau Alonso
Title: Attorney-in-fact

Consultora Ibaroso

____
Name: Vicente Grau Alonso
Title: Attorney-in-fact

The Offering is being made in Mexico only, and complies with all the Mexican legal provisions applicable to the transaction described herein. In compliance with Mexican law, no offer is being made outside of Mexico, regardless of the nationality or place of residence of the shareholders, and the offering is not extensive to any person who is a resident of a country or territory in which such offering is prohibited by the applicable laws of such country or territory, or where such offering is subject to any permits, authorizations or registrations that have not been obtained. The Offering, as it refers to any shareholder located or residing outside of Mexico, may be subject to regulation in the relevant jurisdiction. Any such

shareholders should inform themselves as to the applicable provisions and comply therewith. In case of any doubt, the shareholders should consult with an expert in their home jurisdictions.

Mexico City, _________, 2005.

20. EXHIBITS

The Exhibits hereto are an integral part of this Information Memorandum.

Exhibit 1 — Opinion of IXE Banco, S.A., Institución de Banca Múltiple, IXE Grupo Financiero, as to the fairness of the Purchase Price in the Offering.

Exhibit 2 — Excerpt of the opinion of the Board of Directors.

INFORMATION BROCHURE. The securities described in this Information Brochure are registered with the securities section of the National Registry of Securities maintained by the CNBV, and cannot be offered or sold outside the United Mexican States unless permitted by the laws of other countries.

An English translation of this document [is/will be] available by contacting Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, Integrante del Grupo Financiero Banamex.

In the event of any discrepancy between the Spanish version and the English translation, the Spanish version shall prevail.

Exhibit 2

Excerpt of the Resolutions of the Board of Directors of G.Acción, S.A. de C.V.
as with respect to the Offering

- It is hereby resolved to acknowledge the report submitted and the opinion issued by the Company's Audit Committee as of the date hereof, and to acknowledge the opinion issued by IXE Banco, S.A., Institución de Banca Múltiple, IXE Grupo Financiero, as independent expert, with respect to the fairness of the purchase price of the shares representing approximately 22.54% (twenty two point fifty four percent) of the outstanding capital stock of the Company, that will be the subject matter of a tender offer to be conducted by Headlands New Eagle Holding S. à r.l., Kimex TRS Investment, Inc., Accion Management Team, S.A. de C.V., Consultora Diamante Uno, S.A. de C.V. and Consultora Ibaroso, S.A. de C.V.

- Based upon Rule 12 of the General Rules Applicable To Those Acquisitions Of Securities That Are Subject to Disclosure And To Public Tender Offers, and based upon the General Provisions Applicable To All Issuers Of Securities And Other Participants In The Securities Market, it is hereby resolved to issue a favorable opinion with respect to the terms and conditions of the tender offer to be conducted by Headlands New Eagle Holding S. à r.l., Kimex TRS Investment, Inc., Accion Management Team, S.A. de C.V., Consultora Diamante Uno, S.A. de C.V. and Consultora Ibaroso, S.A. de C.V., including a favorable opinion with respect to the fairness of the purchase price per share payable in connection with such tender offer, having taken into consideration the interests of the minority shareholders.

- It is hereby resolved to make available to the public, through "Emisnet" of the Mexican Stock Exchange, within the term prescribed by the applicable law, the opinion adopted above.

TENDER OFFER MADE JOINTLY AND SEVERALLY BY HEADLANDS NEW EAGLE HOLDING, S. À R.L., KIMEX TRS INVESTMENT, INC. AND ACCION MANAGEMENT TEAM, S.A. DE C.V., AND, INDIVIDUALLY BY EACH OF CONSULTORA DIAMANTE UNO, S.A. DE C.V. AND CONSULTORA IBAROSO, S.A. DE C.V., FOR THE PURCHASE OF UP TO 28,296,997 SERIES B SHARES OF COMMON STOCK, NO PAR VALUE, ISSUED IN REGISTERED FORM, OF G.ACCIÓN, S.A. DE C.V., REPRESENTING APPROXIMATELY 22.54% OF THE OUTSTANDING CAPITAL OF G.ACCIÓN, S.A. DE C.V.


G.ACCION

AGGREGATE AMOUNT OF THE OFFER
UP TO $24,052,447.45 DOLLARS OF THE UNITED STATES OF AMERICA
(Twenty four million fifty two thousand four hundred forty seven dollars tender currency of the United States of America 45/100)

Headlands New Eagle Holding, S. à r.l., Kimex TRS Investment, Inc. and Accion Management Team, S.A. de C.V., acting jointly and severally in respect of the aggregate number of Shares intended to be purchased in connection with the Offering, and Consultora Diamante Uno, S.A. de C.V. and Consultora Ibaroso, S.A. de C.V., each of them acting individually in respect of 628,585 Shares and 207,681 Shares, respectively (collectively, the "Offerors"), are offering to purchase from the shareholders of G.Acción, S.A. de C.V. (the "Issuer"), subject to the terms and conditions set forth in this Information Memorandum and to the applicable Provisions, up to 28,296,997 Series B Shares of common stock, no par value, issued in registered form, representing in the aggregate approximately 22.54% of the outstanding capital stock of the Issuer (the "Offering").

Summary of the Offering:

Issuer:	G.Acción, S.A. de C.V.
Trading symbol:	GACCION.B
Aggregate number of authorized shares of stock:	125,540,698 Shares.
Aggregate number of shares outstanding:	125,540,698 Shares.
Purchase price:	$0.85 Dollars (eighty five cents of a Dollar of the United States of America) per Share.
Aggregate amount of the Offering:	Up to $24,052,447.45 (twenty four million fifty two thousand four hundred forty seven Dollars of the United States of America 45/100).
Number of shares to be purchased:	Up to 28,296,997 Shares.
% of the capital stock of the Issuer represented by the Offering:	Approximately 22.54%.
Offering Period:	From February 1, 2005, through 15:00 hours (Mexico City time) on March 2, 2005, as such period may be extended from time to time.
Expiration Date:	15:00 hours (Mexico City time) on March 2, 2005.
Registration Date:	March 4, 2005.
Settlement Date:	March 4, 2005.
Date of publication of the notice relating to the tender offer:	February 1, 4, 9, 14, 17, 22, 25 and March 2, 2005.

Purchase Procedure:
During the Offering Period, Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, member of Grupo Financiero Banamex, in its capacity as agent for the transaction (the "Purchasing Agent"), will receive the tender offers submitted by the shareholders either through their brokers, banks or other depositaries (the

"Custodians"), or directly by any shareholder who may be holding his Shares in certificated form. During the Offering Period, any shareholder who may wish to tender his shares must instruct his Custodian to accept, in such shareholder's name, the terms and conditions of the Offering. Each Custodian must:

(i) Collect the acceptances received from its customers, in accordance with such procedure as such Custodian may deem appropriate, and maintain in custody the shares with respect to which it has received tender instructions;

(ii) Complete, in accordance with such instructions, the form of Tender Letter provided by the Purchasing Agent;

(iii) Deliver the duly completed Tender Letter to the Purchasing Agent, at its offices located at Paseo de la Reforma 398, Piso 4, Col. Juarez, 06600 Mexico, D.F., attention Mr. Gustavo Espinosa Chávez, on any business day during the Offering Period, but not later than by 15:00 hours (Mexico City time) on the Expiration Date, unless such date shall have been extended in accordance with the terms set forth in "The Offering—Extension of the Offering Period; Amendment of the Terms and Revocation" in this Information Memorandum, and

(iv) Transfer the relevant Shares to account No. 0307 (the "Central Account"), maintained by the Purchasing Agent at S.D. Indeval, S.A. de C.V. ("Indeval"), not later than 15:00 hours (Mexico City time) on the Expiration Date, unless such date shall have been extended in accordance with the terms set forth in "The Offering—Extension of the Offering Period; Amendment of the Terms and Revocation" in this Information Memorandum.

All Tender Letters delivered by the Custodians must be delivered to the Purchasing Agent at its address indicated above, precisely in the form provided to such effect, beginning on the first day of the Offering Period. Any shareholder who may be holding his Shares in certificated form and who may wish to participate in the Offering must deliver to the Custodian of his choice, or to the Purchasing Agent at its address indicated above, in addition to such documents as such Custodian or the Purchasing Agent may require, his duly endorsed stock certificates, sufficiently in advance so as to permit the delivery of the relevant Tender Letter and the transfer of his Shares to the Central Account prior to the Expiration Date. Those shareholders of the Issuer who may be holding their Shares in certificated form are hereby encouraged to consult with the Custodian of their choice as to the timing constraints associated with their participation in the Offering.

The shareholders, by taking the following actions, shall be deemed to have unconditionally accepted the terms of the Offering:

(i) The execution and delivery, through a Custodian, within the period stated above, of a duly completed Tender Letter, and

(ii) The transfer of Shares, through a Custodian, to the Central Account not later than by 15:00 hours on the Expiration Date, in accordance with the terms set forth in this Information Memorandum.

Any acceptance contained in any Tender Letter improperly completed or which is received after 15:00 hours on the Expiration Date, and any acceptance in respect of which the relevant Shares are not transferred to the Central Account, shall be rejected and, accordingly, the relevant Shares shall not be purchased in connection with the Offering.

All questions as to the form and validity (including any question as to the timeliness) of any Tender Letter or any transfer of shares, shall be resolved by the Offerors, through the Purchasing Agent, and such determination shall be final and binding. In addition, the Offerors reserve the right to waive any irregularity or defect in the tendering process. The Purchasing Agent shall give to the relevant Custodian, as soon as it may be practicable, notice of the existence of any irregularity or defect in a Tender Letter. Notwithstanding the above, neither any of the Offerors, nor the Purchasing Agent nor any other person associated with the Offering, shall be liable for its failure to give such notice to the relevant Custodian. In case of any doubt as to the manner in which the shareholders may participate in the Offering, the shareholders are advised to contact the Purchasing Agent at its address indicated in this Information Memorandum, or at 1226-0674 in Mexico City, attention Mr. Gustavo Espinosa Chavez.

Extension:

For information regarding the extension of the Offering Period, the amendment of the terms of the Offering or the revocation of the Offering, see "The Offering—Extension of the Offering Period; Amendment of the Terms and Revocation" in this Information Memorandum.

Withdrawal Rights:
Any person who may have accepted the Offering shall have the right, in its sole discretion and at any time, to withdraw such acceptance at any time during the Offering Period or any extension thereof, including by reason of the existence of a more favorable tender offer, provided that such withdrawal is made not later than on the Expiration Date. In order for the withdrawal of the Shares to be effective prior to the Expiration Date, the Custodian must deliver to the Purchasing Agent, at the address indicated in "—Purchase Procedure" below, a written notice of withdrawal; provided, that the right to withdraw such Shares remains in effect at such time. Any withdrawal of Shares cannot be refused, and the Shares withdrawn shall not be deemed validly tendered for purposes of the Offering. Notwithstanding the above, any Shares so withdrawn may be tendered again prior to the Expiration Date, provided that all the requirements set forth in "—Purchase Procedure" below, in connection with the tender and delivery of such Shares, are complied with. No Shares may be withdrawn after the Expiration Date.
Conditions:
The Offering shall be subject to the following conditions: (i) the Offerors shall not be required to complete the Offering unless at least 22,019,962 (twenty two million nineteen thousand nine hundred sixty two) Shares of the outstanding capital stock of the Issuer shall have been unconditionally tendered in connection with the Offering, (ii) if less than the number of shares set forth in paragraph (i) above is tendered, then the Offerors may, in their sole discretion, waive such condition and proceed with the Offering, provided that the Offerors shall have previously extended the Offering Period by at least five business days, and (iii) the Offerors shall not be required to complete the Offering if any necessary regulatory approval or favorable resolution is not obtained or approved or is obtained or approved in terms that, in the Offerors' opinion, could have an adverse effect on the Offering or the Issuer, or if a given notice may result in a resolution that could adversely affect the Offering or the Issuer, as described in "The Offering—Settlement Procedure" in this Information Memorandum. Upon satisfaction of the above conditions and the completion of the Offering, and after giving effect to the purchase transaction which is the subject matter of the Private Purchase Agreement (as defined below) referred to in this Information Memorandum and to (a) the shareholders of the Issuer that are parties to the Shareholders Agreement described herein and (b) the Shares held by the Employees' Stock Option Trust established by the Issuer, there shall have been purchased at least 119,263,663 (one hundred nineteen million two hundred sixty three thousand six hundred sixty three) Shares representing 95.00% (ninety five percent) of the outstanding capital stock of the Issuer. See "Conditions" in this Information Memorandum.
Settlement:
The Purchase Price per Share purchased in connection with the Offering shall be paid in cash, in pesos or in U.S. dollars at the election of each shareholder, on the Settlement Date.
Any portion of the Purchase Price that may be payable in pesos shall be deposited into the account maintained at Indeval by each participating Custodian, by converting into pesos the Purchase Price per Share in U.S. dollars at the exchange rate for the settlement in Mexico of foreign-denominated obligations, as published by the Central Bank of Mexico on the day immediately following the Expiration Date, which shall coincide with the day immediately preceding the Registration Date or the Settlement Date. The portion of the Offering to be settled in U.S. dollars shall be paid by wire transfer to the U.S. dollar account indicated by each Custodian in its Tender Letter. For information regarding the settlement procedure associated with the Offering, see "The Offering—Settlement Procedure" in this Information Memorandum. The aforementioned dates may be modified from time to time upon any extension of the Expiration Date as set forth in "The Offering—Extension of the Offering Period; Amendment of the Terms and Revocation" in this Information Memorandum.
Taxation:
For a description of the potential tax consequences of the Offering, see "Taxation" in this Information Memorandum. The Purchasing Agent will request from the National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores*, or "CNBV") a certificate in accordance with the applicable tax provisions, to the effect that the Offering is not subject to income tax withholdings.
Communications:
On the business day immediately following the Expiration Date, the Offerors will post on *Emisnet* a notice regarding the outcome of the Offering, including, among other things, the aggregate number of shares to be purchased in connection therewith, the aggregate amount of the Purchase Price in pesos and the

portion of the Purchase Price to be settled in pesos and in U.S. dollars, or, if applicable, a notice of extension of the Offering Period in accordance with the terms set forth in this Information Memorandum.

Cancellation of the Registration in the RNV and the BMV:

It is anticipated that, upon completion of the Offering, a general extraordinary meeting of shareholders of the Issuer will be held to consider, among other things:

(i) The filing of an application to cancel the registration of the Shares of the Issuer in the Securities Section of the National Securities Registry (*Registro Nacional de Valores*, or "RNV") and, subsequently, to remove such shares from the list of securities authorized for trading on the Mexican Stock Exchange (*Bolsa Mexicana de Valores*, or "BMV"), and

(ii) The full amendment of the bylaws of the Issuer.

If less than the total aggregate number of Shares which are the subject matter of the Offering are purchased in connection therewith, the Offerors will be required to establish an irrevocable trust and transfer thereto, for a period of at least six months from the date on which the CNBV authorizes the cancellation of the registration of the shares in the RNV, and transfer thereto such funds as may be necessary in order for the Offerors to purchase, at the Purchase Price, all of the shares owned by those shareholders who may have elected not to tender their shares in connection with the Offering.

Opinion of the Board of Directors:

The Board of Directors of the Issuer, at a meeting thereof held December 13, 2004, issued an opinion regarding the Offering in accordance with the applicable provisions. The Board of Directors of the Issuer has retained IXE Banco, S.A., Institución de Banca Múltiple, as independent expert for purposes of rendering an opinion as to the fairness of the Purchase Price payable in respect of the Shares of the Issuer within the context of the Offering, so as to ensure increased transparency and information. Such opinion is attached as an Exhibit to this Information Memorandum.

Miscellaneous:

Pursuant to the Private Purchase Agreement dated November 9, 2004, on the Settlement Date and concurrently with the Offering, Headlands New Eagle will purchase the shares of the capital stock of two Belgian subsidiaries which together own 52,437,551 Shares, at a purchase price of $0.85 Dollars per share. For additional information, see Section 8.2 in "Prior Agreements" in this Information Memorandum.

As a contingent event, should the other Offerors fail to purchase the number of Shares set forth in Section 12 of this Information Memorandum, Headlands New Eagle could purchase up to 28,296,997 Shares of the Issuer in connection with the Offering. The foregoing considers that the Offering is being made jointly and severally by Headlands New Eagle, Kimex and Accion Management Team.

PURCHASING AGENT


Acciones y Valores
Banamex
Casa de Bolsa

Acciones y Valores Banamex, S.A. de C.V.,
Casa de Bolsa, a Member of Grupo Financiero Banamex

The registration in the RNV does not imply any certification as to the quality of the securities or the solvency of the Issuer. The tender offer described in this Information Memorandum was authorized by the CNBV by means of official communication Nr. DGE-017-23517, dated January 20, 2005. This Information Memorandum is available for consultation at the BMV's web address, www.bmv.com.mx. The Shares of stock of the Issuer which are the subject matter of the Offering are registered in the RNV and are listed on the BMV.

Mexico City, February 1, 2005. Aut. CNBV No. DGE-017-23517, dated January 20, 2005.

TABLE OF CONTENTS

The Exhibits hereto are an integral part of this Information Memorandum.

No intermediary, officer authorized to execute transactions with the public, or other person has been authorized to provide any information or make any representation other than those contained in this Information Memorandum. Accordingly, any information or representation not contained in this Information Memorandum shall be deemed not to have been authorized by the Offerors and by Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, a Member of Grupo Financiero Banamex.

DEFINED TERMS

Except as the context may otherwise require, all references herein to the following terms shall have the following meanings:

Terms	Definitions
Accion Management Team	Accion Management Team, S.A. de C.V.
AMB	AMB Property, L.P.
ADRs	American Depositary Receipts.
BMV	The Mexican Stock Exchange (*Bolsa Mexicana de Valores, S.A. de C.V.*)
Central Account	Account No. 0307, maintained by the Purchasing Agent at Indeval.
CNBV	The National Banking and Securities Commission of Mexico (*Comisión Nacional Bancaria y de Valores*).
Consultora Diamante Uno	Consultora Diamante Uno, S.A. de C.V.
Consultora Ibaroso	Consultora Ibaroso, S.A. de C.V.
Custodians	The brokerage firms, credit institutions or other depositary institutions that maintain an account at Indeval for the custody of shares of stock of the Issuer.
Dollars or $	Currency of the United States of America.
Employees' Stock Option Trust	Irrevocable Administration Trust No. 163, dated April 6, 2000, between G.Acción, S.A. de C.V. as settlor and second beneficiary, and Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, as trustee.
Expiration Date	15:00 hours (Mexico City time) on March 2, 2005 (i.e., the last day of the Offering Period).
Headlands New Eagle	Headlands New Eagle Holding, S. à r.l., a subsidiary of AMB.
Indeval	The Mexican Securities Depository Institution (*S.D. Indeval, S.A. de C.V.*).
Information Memorandum	The present information memorandum, which contains the terms and conditions of the Offering.
Issuer	G.Acción, S.A. de C.V.

Kimco	Kimco Realty Corporation.
Kimex	Kimex TRS Investment, Inc., a subsidiary of KIMCO.
Mexico	The United Mexican States.
Offering	The tender offer for the purchase of up to 28,296,997 (twenty eight million two hundred ninety six thousand nine hundred ninety seven) Series B shares of common stock, no par value, issued in registered form, representing approximately 22.54% (twenty two point fifty four percent) of the outstanding capital stock of the Issuer, which are the subject matter of this Information Memorandum.
Offering Period	The period from February 1, 2005, through 15:00 hours (Mexico City time) on March 2, 2005; provided, that such period may be extended by not less than five (5) business days at any one time at the Offerors' election.
Offerors	Headlands New Eagle Holding, S. à r.l., Kimex TRS Investment, Inc. and Accion Management Team, S.A. de C.V., acting jointly and severally for purposes of the aggregate number of shares intended to be purchased in connection with this tender offer, and Consultora Diamante Uno, S.A. de C.V. and Consultora Ibaroso, S.A. de C.V., each of them acting individually for purposes of the 628,585 Shares and 207,681 Shares intended to be purchased thereby, respectively.
Provisions	The General Provisions Applicable to Issuers of Securities and Other Stock Market Participants, published in the Official Gazette of the Federation (*Diario Oficial de la Federación*) on March 19, 2003, together with the General Rules Applicable to Acquisitions of Securities Subject to Disclosure Requirements and to Public Tender Offers in Respect of Securities, published in the Official Gazette of the Federation on April 25, 2002.
Purchase Price per Share	$0.85 Dollars (eighty five cents of a Dollar).
Purchasing Agent	Acciones y Valores Banamex, Casa de Bolsa, S.A. de C.V., a Member of Grupo Financiero Banamex.
Registration Date	March 4, 2005.
RNV	The National Securities Registry (*Registro Nacional de Valores*) maintained by the CNBV.

Settlement Date	March 4, 2005.
Shares	The Series B shares of common stock, no par value, issued in registered form, of G.Acción.
Tender Letter	The form to be completed and delivered by each Custodian to the Purchasing Agent, containing information with respect to the customers of such Custodian who are shareholders of the Issuer and who wish to participate in the Offering.
United States	The United States of America and its territories and possessions, the States thereof and the District of Columbia.

INFORMATION MEMORANDUM

TENDER OFFER MADE JOINTLY AND SEVERALLY BY HEADLANDS NEW EAGLE HOLDING, S. A R.L., KIMEX TRS INVESTMENT, INC. AND ACCION MANAGEMENT TEAM, S.A. DE C.V., AND, INDIVIDUALLY BY EACH OF CONSULTORA DIAMANTE UNO, S.A. DE C.V. AND CONSULTORA IBAROSO, S.A. DE C.V., FOR THE PURCHASE UP TO 28,296,997 SERIES B SHARES OF COMMON STOCK, NO PAR VALUE, ISSUED IN REGISTERED FORM, OF G.ACCIÓN, S.A. DE C.V., REPRESENTING APPROXIMATELY 22.54% OF THE OUTSTANDING CAPITAL THEREOF.

1. NAME AND ADDRESS OF THE OFFERORS AND THE ISSUER

Headlands New Eagle is a corporation duly organized and existing in accordance with the laws of Luxembourg, having its principal place of business at L-2520 Luxembourg, 1, Allee Scheffer.

Kimex is a corporation duly organized and existing in accordance with the laws of the State of Delaware, United States, having its principal place of business at 333 New Hyde Park Road, Suite 100, New Hyde Park, NY 10042-0020.

Accion Management Team is a limited liability, variable capital corporation (*"Sociedad Anónima de Capital Variable"*) duly organized and existing in accordance with the laws of Mexico, having its principal place of business at Avenida Prolongación Paseo de la Reforma No. 1236, Piso 9, Colonia Santa Fe, Mexico, D.F. 05348.

Consultora Diamante Uno is a limited liability, variable capital corporation (*"Sociedad Anónima de Capital Variable"*) duly organized and existing in accordance with the laws of Mexico, having its principal place of business at Avenida Prolongación Paseo de la Reforma No. 1236, Piso 9, Colonia Santa Fe, Mexico, D.F. 05348.

Consultora Ibaroso is a limited liability, variable capital corporation (*"Sociedad Anónima de Capital Variable"*) duly organized and existing in accordance with the laws of Mexico, having its principal place of business at Avenida Prolongación Paseo de la Reforma No. 1236, Piso 9, Colonia Santa Fe, Mexico, D.F. 05348.

The Issuer is a limited liability, variable capital corporation (*"Sociedad Anónima de Capital Variable"*) duly organized and existing in accordance with the laws of Mexico, having its principal place of business at Prolongación Paseo de la Reforma No. 1236, Piso 9, Colonia Santa Fe, Mexico, D.F. 05348.

2. THE OFFERORS

2.1 Headlands New Eagle

Headlands New Eagle was recently incorporated in Luxembourg. Accordingly, this Information Memorandum contains only the information thereon that is required by the Provisions. Headlands New Eagle was organized as a special purpose entity in order to serve as a vehicle for the acquisition of Shares of the Issuer.

Headlands New Eagle was incorporated on November 8, 2004, before Henri Hellincks, Notary Public for Luxembourg.

Headlands New Eagle's corporate purpose is to hold, directly or indirectly, equity interests in all types of corporations and to manage, control and develop such interests.

Headlands New Eagle is a subsidiary of Headlands New Eagle Holding, LLC, a holding company that is a subsidiary of Headlands Realty Corporation, a Maryland corporation that is in turn a subsidiary of AMB, a Delaware entity, that is, in turn, a subsidiary of AMB Property Corporation, a real estate investment trust

(REIT) that heads the AMB group worldwide. Prior to the Offering, Headlands New Eagle did not hold any direct interest in the capital stock of the Issuer.

For information regarding the source of the funds to be used by Headlands New Eagle in connection with its participation in the Offering, see "Source and Amount of Funds" in this Information Memorandum.

AMB's corporate purpose is the acquisition, development and operation of industrial properties located in key distribution markets in North America, Europe and Asia. Increasingly, AMB's strategy focused on supplying properties to clients who value the efficient transportation of goods within the world's principal markets, including large properties that guarantee the attraction of large volumes due to their location near major airports, maritime ports and important highway systems. As of September 30, 2004, AMB owned and operated, and had renovation and development of projects totaling 10.1 million square meters (109.1 million square feet) and 1,106 properties in 38 markets located in eight countries.

AMB began developing industrial properties with the Issuer in Mexico in the second quarter of 2002. Since then, AMB's real property developments in Mexico City and Guadalajara have grown to approximately 3.7 million square feet. In addition, AMB owns 199 acres of land in Mexico City, that can represent more than 279,000 (two hundred and seventy nine thousand) square meters (3.0 million square feet) of future distribution facilities.

AMB Property Corporation's shares are listed on the New York Stock Exchange under the trading symbol "AMB". The company's aggregate market capitalization is approximately $6,219,477,000.

There is no pending or threatened litigation which could have a material adverse effect on Headlands New Eagle.

Given that Headlands New Eagle was incorporated only recently, there is no financial information available thereon. Accordingly, below is certain financial information of AMB.

The following table contains certain financial data of AMB as of September 30, 2004.

AMB					
	Years ended December 31,			Nine months ended September 30,	
	2001	2002	2003	2003	2004
	(millions of U.S. dollars)				
Balance Sheet Data:					
Total assets	4,763.6	4,983.6	5,409.6	5,035.4	6,221.7
Total liabilities	2,816.3	3,072.3	3,587.0	3,200.6	4,419.3
Equity	1,947.3	1,911.3	1,822.6	1,834.8	1,802.4
Liabilities and stockholders' equity	4,763.6	4,983.6	5,409.6	5,035.4	6,221.7
Income Statement Data:					
Total revenues	534.3	589.7	615.0	442.4	505.1
Net profit	150.3	139.1	147.1	115.2	75.8

For additional information on AMB, including financial information, please see www.amb.com and www.sec.gov. The information contained therein should not be considered part of this Information Memorandum.

2.2 Kimex

Kimex was recently incorporated in the United States. Accordingly, this Information Memorandum contains only the information thereon that is required by the Provisions. Kimex was organized as a special purpose subsidiary of Kimco, solely to serve as a vehicle for the acquisition of Shares of the Issuer.

Kimex was incorporated on November 8, 2004, for the purpose of providing a vehicle to enable Kimco, its sole shareholder, to participate in the Offering.

For information regarding the source of the funds to be used by Kimex in connection with its participation in the Offering, see "Source and Amount of Funds" in this Information Memorandum.

Kimco is a real estate investment trust (REIT) organized in 1960.

Kimco's corporate purpose is the acquisition, development and management of shopping malls. Currently, KIMCO is one of the largest publicly traded companies in the United States engaged in the ownership and management of shopping malls. KIMCO currently owns and operates approximately 700 properties in 40 states in the United States, with an aggregate area of approximately 9.2 million square meters available for leasing. KIMCO commenced operations in Mexico in October 2002. Currently, KIMCO owns and/or operates 6 properties located in 6 states in Mexico, with an area of at least 68,300 square meters available for leasing.

Kimco's shares are listed on the New York Stock Exchange under the trading symbol KIM. The company's market capitalization is approximately $5,850,000,000.

Kimex owns, directly or indirectly, 4,392,100 Shares of the Issuer, representing 3.50% of the capital stock thereof.

There is no pending or threatened litigation which could have a material adverse effect on KIMCO.

Given that KIMEX was incorporated only recently, there is no financial information available thereon. Accordingly, below is certain financial information of Kimco Realty Corporation.

The following table contains certain financial data of Kimco Realty Corporation as of September 30, 2004.

Kimco Realty Corporation					
	Years ended December 31,			Nine months ended September 30,	
	2001	2002	2003	2003	2004
	(millions of U.S. dollars)				
Balance Sheet Data:					
Total assets	3,384.8	3,758.4	4,603.9	3,983.7	4,377.1
Total liabilities	1,486.3	1,755.6	2,368.2	1,880.8	2,063.3
Stockholders' equity	1,898.5	2,002.7	2,235.8	2,102.9	2,313.8
Liabilities and stockholders' equity	3,384.8	3,758.4	4,603.9	3,983.7	4,377.1
Income Statement Data:					
Net sales	513.7	501.4	555.9	137.3	151.2
Net profit	236.5	245.7	307.9	91.5	78.51

For additional information on Kimco, including financial information, see www.kimcorealty.com and www.sec.gov. The information contained therein should not be considered part of this Information Memorandum.

2.3 Accion Management Team

Accion Management Team is a limited liability, variable capital corporation (*"Sociedad Anónima de Capital Variable"*), that was recently incorporated in Mexico. Accordingly, this Information Memorandum contains only the information thereon that is required by the Provisions. Accion Management Team is a special purpose entity organized solely to serve as a vehicle for the acquisition of the Shares of the Issuer by certain members of its management.

Accion Management Team was organized by means of public deed number 19,014, dated July 2, 2004, issued by Notary Public No. 218 for the Federal District, Mr. José Luis Villavicencio Castañeda.

Accion Management Team's corporate purpose is to purchase, own, manage, develop, operate, lease, mortgage, replace, sell or otherwise transfer, all types of real property.

The capital stock of Accion Management Team amounts to Ps.50,000.00 (fifty thousand pesos 00/100).

For a description of the source of the funds to be used by Accion Management Team in connection with its participation in the Offering, see "Source and Amount of Funds" in this Information Memorandum.

As of the date hereof, Accion Management Team does not hold any direct equity interest in the Issuer. However, the shareholders of Accion Management Team hold a minority equity interest in the capital stock of the Issuer as described in "Shareholders" in this Information Memorandum.

The shareholders of Accion Management Team are Messrs. Luis Enrique Gutiérrez Guajardo and Héctor Rubén Ibarzabal Guerrero, who hold 55% and 45% of the shares of stock of Accion Management Team, respectively, and who are also directors and executive officers of the Issuer. The board of directors of Accion Management Team consists of Messrs. Luis Enrique Gutiérrez Guajardo (Chairman), Héctor Rubén Ibarzabal Guerrero (Treasurer), Jorge Girault Facha (Director) and Ignacio Cervantes Trejo (Secretary). The principal officers of Accion Management Team are Messrs. Luis Enrique Gutiérrez Guajardo, Héctor Rubén Ibarzabal Guerrero, Jorge Girault Facha, Gerardo Ramírez Barba, Ignacio Cervantes Trejo, Bernardo Martínez Montes de Oca, Jesús Barrera Villar, Rafael Berumen Cervantes, Alejandro Garibay López Negrete and Alejandro Espinosa Álvarez.

There is no pending or threatened litigation that could have a material adverse effect on Accion Management Team.

The following table shows the balance sheet of Accion Management Team as of November 30, 2004, after giving effect to the settlement of the Shares purchased in connection with the Offering, assuming that 100% of the Shares participate in the Offering.

Accion Management Team, S.A. de C.V.
Balance Sheet as of November 30, 2004

[pesos]

Assets:	
Current assets:	
Cash and cash equivalents	
Accounts receivable	50,000.00
Total assets	**50,000.00**
Liabilities:	
Current liabilities	
Capital	
Outstanding share capital	50,000.00
Stockholders' equity	50,000.00
Total liabilities and stockholders' equity	50,000.00
Total	**50,000.00**

2.4 Consultora Diamante Uno

Consultora Diamante Uno is a limited liability, variable capital corporation (*"Sociedad Anónima de Capital Variable"*), that was recently incorporated in Mexico. Accordingly, this Information Memorandum contains only the information thereon that is required by the Provisions. Consultora Diamante Uno is a special

purpose entity organized solely to serve as a vehicle for the acquisition of the Shares of the Issuer by Mr. Luis Enrique Gutiérrez Guajardo.

Consultora Diamante Uno was organized by means of public deed number 18,134, dated February 20, 2004, issued by Notary Public No. 218 for the Federal District, Mr. José Luis Villavicencio Castañeda.

Consultora Diamante Uno's corporate purpose is to purchase and sell shares, securities and interests in all types of Mexican or foreign corporations and entities

The capital stock of Consultora Diamante Uno amounts to Ps.50,000.00 (fifty thousand pesos 00/100).

For a description of the source of the funds to be used by Consultora Diamante Uno in connection with its participation in the Offering, see "Source and Amount of Funds" in this Information Memorandum.

As of the date hereof, Consultora Diamante Uno does not hold any direct equity interest in the Issuer. However, the shareholders of Consultora Diamante Uno hold a minority equity interest in the capital stock of the Issuer as described in "Shareholders" in this Information Memorandum.

The shareholders of Consultora Diamante Uno are Messrs. Luis Enrique Gutiérrez Guajardo (98%) and Héctor Rubén Ibarzabal Guerrero (2%), who are also directors and executive officers of the Issuer. The board of directors of Consultora Diamante Uno consists of Messrs. Luis Enrique Gutiérrez Guajardo (Chairman), Héctor Rubén Ibarzabal Guerrero (Treasurer), Jorge Girault Facha (Director) and Ignacio Cervantes Trejo (Secretary). The principal officers of Consultora Diamante Uno are Messrs. Luis Enrique Gutiérrez Guajardo, Héctor Rubén Ibarzabal Guerrero, Jorge Girault Facha, Bernardo Martínez Montes de Oca and Ignacio Cervantes Trejo.

There is no pending or threatened litigation that could have a material adverse effect on Consultora Diamante Uno.

The following table shows the balance sheet of Consultora Diamante Uno as of November 30, 2004, after giving effect to the settlement of the Shares purchased in connection with the Offering, assuming that 100% of the Shares participate in the Offering.

Consultora Diamante Uno, S.A. de C.V.

Balance Sheet as of November 30, 2004

[pesos]

Assets:	
Current assets:	
Cash and cash equivalents	7,106,444.40
Accounts receivable	59,389.37
Affiliated and associated companies	19,126.20
Advances	6,341,500.00
Current assets	13,526,459.97
Total assets	13,526,459.97

Liabilities:	
Current liabilities:	
Other accounts payable and accrued liabilities	10,000.00
VAT pending recovery	17,145.62
Current liabilities	**7,145.62**
Capital:	
Outstanding share capital	50,000.00
Year-end results	13,483,605.59
Stockholders' equity	13,533,605.59
Total liabilities and stockholders equity	13,526,459.97
Total	**13,526,459.97**

2.5 Consultora Ibaroso

Consultora Ibaroso is a limited liability, variable capital corporation (*"Sociedad Anónima de Capital Variable"*) that was recently incorporated in Mexico. Accordingly, this Information Memorandum contains only the information thereon that is required by the Provisions. Consultora Ibaroso is a special purpose entity organized solely to serve as a vehicle for the acquisition of the Shares of the Issuer by Mr. Héctor Rubén Ibarzabal Guerrero.

Consultora Ibaroso was organized by means of public deed number 18,135, dated February 20, 2004, issued by Notary Public No. 218 for the Federal District, Mr. José Luis Villavicencio Castañeda.

Consultora Ibaroso's corporate purpose is to purchase and sell shares, securities and interests in all types of Mexican or foreign corporations and entities.

The capital stock of Consultora Ibaroso amounts to Ps.50,000.00 (fifty thousand pesos 00/100).

For a description of the source of the funds to be used by Consultora Ibaroso in connection with its participation in the Offering, see "Source and Amount of Funds" in this Information Memorandum.

As of the date hereof, Consultora Ibaroso does not hold any direct equity interest in the Issuer. However, the shareholders of Consultora Ibaroso hold a minority equity interest in the capital stock of the Issuer as described in "Shareholders" in this Information Memorandum.

The shareholders of Consultora Ibaroso are Messrs. Héctor Rubén Ibarzabal Guerrero (98%) and Luis Enrique Gutiérrez Guajardo (2%), who are also directors and executive officers of the Issuer. The board of directors of Consultora Ibaroso consists of Messrs. Héctor Rubén Ibarzabal Guerrero (Chairman), Luis Enrique Gutiérrez Guajardo (Treasurer), Jorge Girault Facha (Director) and Ignacio Cervantes Trejo (Secretary). The principal officers of Consultora Ibaroso are Messrs. Luis Enrique Gutiérrez Guajardo, Héctor Rubén Ibarzabal Guerrero, Jorge Girault Facha, Bernardo Martínez Montes de Oca and Ignacio Cervantes Trejo.

There is no pending or threatened litigation that could have a material adverse effect on Consultora Ibaroso.

The following table shows the balance sheet of Consultora Ibaroso as of November 30, 2004, after giving effect to the settlement of the Shares purchased in connection with the Offering, assuming that 100% of the Shares participate in the Offering.

Consultora Ibaroso, S.A. de C.V.
Balance Sheet as of November 30, 2004

[pesos]

Assets:	
Current assets:	
Cash and cash equivalents	6,143,315.63
Accounts receivable	1,313,461.23
Affiliated and associated companies	12,010.66
Advances	6,270,000.00
Current assets	13,738,787.52
Inventories	1,121,742.15
Total assets	**14,860,529.67**
Liabilities:	
Current liabilities:	
Other accounts payable and accrued liabilities	216,700.00
VAT pending recovery	150,829.33
Current liabilities	65,870.67
Capital:	
Outstanding share capital	50,000.00
Year-end results	14,744,659.00
Stockholders' equity	14,794,659.00
Total liabilities and stockholders equity	14,860,529.67
Total	**14,860,529.67**

3. RELATIONSHIP BETWEEN THE OFFERORS AND THE ISSUER

In April 2001, the Issuer and AMB formed a strategic alliance for the acquisition and development of industrial facilities in Mexico, primarily within the metropolitan areas of Mexico City, Monterrey and Guadalajara. This alliance provides for a 90%-10% participation by the parties in developing projects and certain other projects, with AMB contributing 90% of the required investment and the Issuer contributing the remaining 10%, and the Issuer derives revenue from various sources such as fees for professional services and a success fee that is payable when the return on a project exceeds pre-established levels. At the same time, there are other projects with other investors, and in these cases, AMB contributes 19.6% of the required investment and the Issuer contributes 2%. Through this alliance with AMB, the Issuer manages properties with an area in excess of one million square feet in Mexico City and Guadalajara.

In October 2003, the Issuer and Kimco formed a strategic alliance for the acquisition and development of shopping malls in Mexico. This alliance provides for a 95%-5% participation by the parties, with Kimco contributing 95% of the required investment and the Issuer contributing the remaining 5%, and generates revenue from various sources such as fees for professional services and a success fee that is payable when the return on a project exceeds the relevant forecast. Through this alliance, the Issuer owns a shopping mall in Ciudad Juárez, for which as a one-time exception Kimco contributed 90% and the Issuer contributed 10% of the required investment, and the Issuer is currently in the process of developing a second shopping mall in the State of Mexico.

AMB is one of the leading owners and operators of industrial properties in the United States and is focused on distribution markets located in key economic centers and access points throughout North America, Europe and Asia. In its turn, Kimco is a REIT engaged in the acquisition, development and management of shopping malls. The Issuer maintains strategic alliances and investments with (i) AMB,

for purposes of the acquisition, development and operation of industrial properties in Mexico, and (ii) Kimco, for purposes of the acquisition and development of shopping malls located in large and medium-size cities in Mexico.

Accion Management Team is a holding company owned and controlled by Messrs. Luis Enrique Gutiérrez Guajardo, who is the majority shareholder, and Héctor Rubén Ibarzabal Guerrero, both of whom are officers and directors of the Issuer, being Luis Enrique Gutiérrez Guajardo the majority shareholder. The principal shareholders of Accion Management Team are also shareholders of the Issuer, although their ownership interests therein represent less than five percent (5%) of the outstanding capital thereof.

Consultora Diamante Uno is a holding company owned and controlled by Messrs. Luis Enrique Gutiérrez Guajardo, who is the majority shareholder, and Héctor Rubén Ibarzabal Guerrero, both of whom are officers and directors of the Issuer, being Luis Enrique Gutiérrez Guajardo the majority shareholder. The principal shareholders of Consultora Diamante Uno are also shareholders of the Issuer, although their ownership interests therein represent less than five percent (5%) of the outstanding capital thereof.

Consultora Ibaroso is a holding company owned and controlled by Messrs. Héctor Rubén Ibarzabal Guerrero, who is the majority shareholder, and Luis Enrique Gutiérrez Guajardo, both of whom are officers and directors of the Issuer. The principal shareholders of Consultora Ibaroso are also shareholders of the Issuer, although their ownership interests therein represent less than five percent (5%) of the outstanding capital thereof.

In addition, some of the Offerors and the Issuer, whether directly or through their respective subsidiaries and affiliates, have entered into certain Loan Agreements (as such term is defined below) and granted certain guaranties. See "Source and Amount of Funds" in this Information Memorandum.

4. EXECUTIVE SUMMARY

Issuer:	G.Acción, S.A. de C.V.
Trading symbol:	GACCION B.
Purchase Price per Share:	$0.85 Dollars (eighty five cents of a Dollar).
Basis for the determination of the Purchase Price:	The Purchase Price per Share was determined using various valuation methods. The equity represented by the real property owned by the Issuer was calculated based upon, among other things, (i) the valuation multiples of similar public companies, as determined in accordance with the generally accepted valuation methods in the U.S. real estate industry, including the market capitalization/operating flow multiple; (ii) the Net Asset Value ("NAV") commonly used in the valuation of real estate companies, which is obtained by applying a market multiple to the gross revenues less the operating costs of the Issuer's income-generating properties less its debt, multiplied by the Issuer's participation percentage; and (iii) the net present value of the Issuer's capital, less any future dividends, at an assumed interest rate equal to its capital expenditures. The value of the Issuer's land inventories was calculated using the reference price per square meter of similar properties available in the market. The value of the Issuer's interests in its strategic alliances, real estate brokerage and parking garage businesses was calculated in

accordance with the accounting methodologies used in the valuation of businesses generally, including (i) the multiples of similar public companies, (ii) the acquisition multiples of similar companies, and (iii) the net present value of the projected dividends from such businesses.

Multiples:

	Issuer	NCPI
Price/profit	33.9	16.74
Price/book value	0.94	2.99
Value of the Company/EBITDA[1]	4.3	8.23

Source: *"La Semana Bursátil", published by Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, a Member of Grupo Financiero Banamex, on January 28, 2005. Amounts calculated based upon information published by the BMV.*

Amount of the Offering: Up to $24,057,447.45 (twenty four million fifty seven thousand four hundred forty seven U.S. dollars 45/100).

Number of Shares to be purchased: Up to 28,296,997 (twenty eight million two hundred ninety six thousand nine hundred ninety seven) Series B shares of common stock, no par value.

Percentage of the outstanding capital stock represented by the Offering: Approximately 22.54% (twenty two point fifty four percent) of the outstanding capital stock of the Issuer.

Offering Period: February 1, 2005, through 15:00 hours (Mexico City time) on March 2, 2005; provided, that such period may be extended by not less than five (5) business days at any one time, at the Offerors' election.

Expiration Date: March 2, 2005.

Registration Date: March 4, 2005.

Settlement Date: March 4, 2005.

Corporate authorizations of the Offerors: The Offering was authorized by the board of directors of Headlands New Eagle, by resolution dated November 15, 2004; by the board of directors of Kimex, by resolution dated November 12, 2004; by the board of directors of Accion Management Team, by resolution dated October 20, 2004; and by the boards of directors of Consultora Diamante Uno and Consultora Ibaroso, in each case by resolution dated November 3, 2004. Each such resolution authorized the Offering in order to acquire the shares of stock of the Issuer that are owned by its minority shareholders. See "Prior

[1] EBITDA is the sum of the aggregate capitalization, minority interest and net debt, divided by the operating profit plus depreciation and amortization.

Agreements".

Withdrawal rights:

Any person who may have accepted the Offering shall have the right, in its sole discretion, to withdraw such acceptance at any time during the Offering Period or any extension thereof, including by reason of the existence of a more favorable tender offer, provided that such withdrawal is made not later than on the Expiration Date. In order for the withdrawal of the Shares to be effective prior to the Expiration Date, the relevant Custodian must deliver to the Purchasing Agent, at the address indicated in "Executive Summary. Purchase Procedure" below, a written notice of withdrawal; provided, that the right to withdraw such Shares remains in effect at such time. Any withdrawal of Shares cannot be refused, and the Shares withdrawn shall not be deemed validly tendered for purposes of the Offering. Notwithstanding the above, the Shares withdrawn may be tendered again prior to the Expiration Date, provided that all the requirements set forth in "—Purchase Procedure" below, in connection with the tender and delivery of such Shares, are complied with. No Shares may be withdrawn after the Expiration Date.

All questions as to the form and validity (including any questions as to the timeliness) of any notice of withdrawal, shall be resolved by the Offerors through the Purchasing Agent, and such determination shall be final and binding. The Offerors, the Purchasing Agent or any other person associated with the Offering shall give to the relevant Custodian, as soon as it may be practicable, notice of the existence of any irregularity or defect in a notice of withdrawal. Notwithstanding the above, no such person shall be liable for its failure to give such notice to the relevant Custodian.

Purchase procedure:

During the Offering Period, the Purchasing Agent will receive the Tender Letters delivered by the Custodians or by any shareholders who may be holding their Shares in certificated form. During the Offering Period, those shareholders of the Issuer who wish to tender their Shares must instruct their Custodian to accept, in their name, the terms and conditions of the Offering. Each Custodian shall:

(i) Collect the acceptances received from its customers, in accordance with such procedure as such Custodian may deem appropriate, and maintain in custody the Shares with respect to which it has received tender instructions;

(ii) Complete, in accordance with such instructions, the form of Tender Letter provided by the

Purchasing Agent;

(iii) Deliver the duly completed Tender Letter to the Purchasing Agent, at its offices located at Paseo de la Reforma 398, Piso 4, Col. Juarez, 06600 Mexico, D.F., attention Mr. Gustavo Espinosa Chávez, on any business day during the Offering Period, but not later than by 3:00 p.m. (Mexico City time) on the Expiration Date, unless such date shall have been extended in accordance with the terms set forth in "The Offering—Extension of the Offering Period; Amendment of the Terms and Revocation" in this Information Memorandum, and

(iv) Transfer the relevant Shares to Central Account No. 0307, maintained by the Purchasing Agent at Indeval, not later than by 3:00 p.m. (Mexico City time) on the Expiration Date, unless such date shall have been extended in accordance with the terms set forth in "The Offering—Extension of the Offering Period; Amendment of the Terms and Revocation" in this Information Memorandum.

All Tender Letters delivered by the Custodians must be delivered to the Purchasing Agent at its address indicated above, precisely in the form provided to such effect, beginning on the first day of the Offering Period.

Any shareholder who may be holding his Shares in certificated form and who may wish to participate in the Offering must deliver to the Custodian of his choice, or to the Purchasing Agent at its address indicated above, in addition to such documents as such Custodian or the Purchasing Agent may require, his duly endorsed stock certificates, sufficiently in advance so as to permit the delivery of the relevant Tender Letter and the transfer of his Shares to the Central Account prior to the Expiration Date. Those shareholders of the Issuer who may be holding their Shares in certificated form are hereby encouraged to consult with the Custodian of their choice as to the timing constraints associated with their participation in the Offering.

The shareholders, by taking the following actions, shall be deemed to have unconditionally accepted the terms of the Offering:

(i) The execution and delivery, through a Custodian, within the period stated above, of a duly completed Tender Letter, and

(ii) The transfer of Shares, through a Custodian, to

the Central Account not later than by 3:00 p.m. on the Expiration Date, in accordance with the terms set forth in this Information Memorandum.

Any acceptance contained in any Tender Letter improperly completed or which is received after 3:00 p.m. on the Expiration Date, and any acceptance in respect of which the relevant Shares are not transferred to the Central Account, shall be rejected and, accordingly, the relevant Shares shall not be purchased in connection with the Offering. Any shareholder who may wish to tender his Shares in connection with the Offering must ensure that the Purchasing Agent receives from his Custodian, prior to the Expiration Date, a duly completed Tender Letter. In addition, such shareholder must ensure that his Shares are delivered by his Custodian to the Central Account prior to the Expiration Date.

All questions as to the form and validity (including any questions as to the timeliness) of any Tender Letter or any transfer of Shares, shall be resolved by the Offerors through the Purchasing Agent and such determination shall be final and binding. In addition, the Offerors reserve the right to waive any irregularity or defect in the tendering process. The Purchasing Agent shall give to the relevant Custodian, as soon as it may be practicable, notice of the existence of any irregularity or defect in a Tender Letter. Notwithstanding the above, neither the Offerors, nor the Purchasing Agent, nor any other person associated with the Offering, shall be liable for its failure to give such notice to the relevant Custodian.

In case of any doubt as to the manner in which the shareholders may participate in the Offering, the shareholders are advised to contact the Purchasing Agent at its address indicated in this Information Memorandum, or at (+5255) 1226-0674 in Mexico City, attention Mr. Gustavo Espinosa Chavez.

Extension of the Offering Period; Amendment of the Terms and Revocation:

The Offerors shall be required to extend the Expiration Date in the events set forth in the Provisions. Upon the approval by the Offerors of any material amendment to the terms of the Offering or the information relating thereto, or upon the waiver by the Offerors of any material condition for the Offering, the Expiration Date shall be extended as required by the Provisions so as to enable the shareholders to consider the new terms.

The Offering and its terms may be amended at any time prior to the Expiration Date as described in this Information Memorandum, if the amendment provides better terms for the intended recipients. In the event of a material amendment, the Offering Period shall be extended for a period of not less than five (5)

business days. The amendments shall be announced through the same means used in the announcement of the Offering, including through the BMV's *Emisnet*. In the event of any material amendment to the terms of the Offering, any shareholder who may have accepted the Offering shall be entitled to withdraw his acceptance, provided that such withdrawal right must be exercised on or prior to the Expiration Date.

The Offerors shall inform the Purchasing Agent of any amendment to the terms of the Offering or any extension of the Expiration Date, and such amendment or extension shall be announced by means of the publication of a notice in a newspaper of nationwide circulation and through *Emisnet*. During any such extension, all the Shares previously tendered in connection with the Offering shall remain subject to the terms of the Offering as in effect following such extension, provided, that the holders of such shares shall be entitled to withdraw such Shares.

If the Offering is revoked for any reason, all the Shares that may have been transferred to the Central Account shall be transferred to the account maintained at Indeval by the relevant Custodian, on the business day immediately following the Expiration Date.

Settlement:

The Purchase Price per Share of $0.85 Dollars (eighty five cents of a Dollar) per Share purchased in connection with the Offering shall be paid in cash, in pesos or in U.S. dollars at the election of each shareholder, on the Settlement Date (as such date may be extended in accordance with this Information Memorandum), upon delivery of the relevant Shares.

The portion of the Purchase Price per Share payable in pesos shall be paid to the account maintained at Indeval by each participating Custodian, for the benefit of those shareholders who shall have, through the corresponding Custodian, (i) given notice of their election to receive the Purchase Price per Share in pesos in accordance with the procedure set forth in this Information Memorandum, (ii) validly accepted the terms of the Offering, (iii) delivered a Tender Letter to the Purchasing Agent as described in "Executive Summary — Purchase Procedure" in this Information Memorandum, (iv) transferred their Shares to the Central Account, and (v) not withdrawn their Shares prior to the Expiration Date.

The Purchase Price per Share in pesos shall be determined as follows:

The Purchase Price per Share in U.S. dollars shall be converted into pesos at the exchange rate for the

settlement in Mexico of foreign-denominated obligations, as published by the Central Bank of Mexico in the Official Gazette of the Federation on the day immediately following the Expiration Date, which shall coincide with the day immediately preceding the Registration Date or the Settlement Date.

The portion of the Offering to be settled in U.S. dollars shall be paid by wire transfer to the U.S. dollar account indicated by each Custodian in its Tender Letter, for the benefit of those shareholders who shall have, through the corresponding Custodian, (i) given notice (in their Tender Letters) of their election to receive the Purchase Price per Share in U.S. dollars in accordance with the procedure set forth in this Information Memorandum, (ii) validly accepted the terms of the Offering, (iii) delivered a Tender Letter to the Purchasing Agent as described in this Information Memorandum, (iv) transferred their Shares to the Central Account, (v) not withdrawn their Shares prior to the Expiration Date, and (v) indicated in their Tender Letters the U.S. dollar account maintained by the Custodian for purposes of receiving the Purchase Price per Share in U.S. dollars.

Each Custodian shall be solely liable for transferring to each of its clients that is entitled thereto, the Purchase Price per Share in pesos or U.S. dollars.

On the business day immediately following the Expiration Date, the Offerors will post on *Emisnet* a notice regarding the outcome of the Offering, including, among other things, the aggregate number of Shares to be purchased in connection therewith, the Purchase Price per Share and its equivalent in pesos, the portion of the Purchase Price per Share that shall be paid in U.S. dollars and the settlement amount in Mexican pesos, or, if applicable, a notice of extension of the Offering Period in accordance with the terms set forth in this Information Memorandum.

The Purchase Price per Share in U.S. dollars and pesos shall be paid simultaneously on the Settlement Date, free of any deduction or withholding with respect to taxes. If applicable, each Custodian shall be responsible for withholding and paying any taxes payable by the selling shareholders represented thereby. See "Taxation" in this Information Memorandum.

The Purchasing Agent shall not be required to register the Offering on the BMV and, accordingly, to complete the Offering, unless the Offerors shall have previously delivered thereto the funds required to such effect.

5. PURCHASING AGENT

Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, a Member of Grupo Financiero Banamex.

6. MARKET INFORMATION

The shares of stock of the Issuer have traded on the BMV since June 1997.

The closing price of the shares of the Issuer on December 2, 2004, the day before the announcement of the Offering, was Ps.6.00, and the closing price of such shares on the day before the commencement of the Offering Period was Ps.9.00.

The following table shows the high, low and average trading prices [in Pesos], in nominal terms, of the Shares of the Issuer during the period from 2002 through January 31, 2005.

Period	High	Low	Average
2002			
First quarter	4.80	4.00	4.43
Second quarter	5.05	4.80	5.00
Third quarter	5.00	4.75	4.88
Fourth quarter	4.85	4.75	4.79
2003			
First quarter	5.00	4.75	4.97
Second quarter	5.00	5.00	5.00
Third quarter	5.00	5.00	5.00
Fourth quarter	5.01	5.00	5.00
2004			
First quarter	5.60	5.00	5.43
Second quarter	5.60	5.30	5.51
Third quarter	5.70	5.30	5.75
Fourth quarter	9.10	5.70	6.88
2005			
From January 1st through January 31	9.10	9.00	9.08

Source: *Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, a Member of Grupo Financiero Banamex, based upon information published by the BMV.*

In addition, since 2001 there is an ADR program in the United States with The Bank of New York as depositary, which represents 5.2% of the Shares of the Issuer. See "ADR Program" in this Information Memorandum.

7. CONDITIONS FOR THE OFFER.

The Offering shall be subject to the following conditions:

(i) The Offerors shall not be required to complete the Offering unless at least 22,019,962 (twenty two million nineteen thousand nine hundred and sixty two) Shares of the outstanding capital stock of the Issuer shall have been unconditionally tendered in connection with the Offering;

(ii) If less than the number of shares set forth in paragraph (i) above is tendered, then the Offerors may, in their sole discretion, waive such condition and proceed with the Offering, provided that the Offerors shall have previously extended the Offering Period by at least 5 (five) business days; and

(iii) The Offerors shall not be required to complete the Offering if any necessary regulatory approval or favorable resolution is not obtained or approved or is obtained or approved in terms that, in the Offerors' opinion, could have an adverse effect on the Offering or the Issuer, or if a given notice may result in a resolution that could adversely affect the Offering or the Issuer, as described in "The Offering–Settlement Procedure" in this Information Memorandum.

It is anticipated that upon the satisfaction of the aforementioned conditions and the completion of the Offering, and after giving effect to the purchase transaction which is the subject matter of the Private Purchase Agreement (as such term is defined below) and to (a) the shareholders of the Issuer that are parties to the Shareholders Agreement and (b) the Shares held by the Employees' Stock Option Trust established by the Issuer, there shall have been purchased at least 119,263,663 (one hundred nineteen million two hundred sixty three thousand six hundred sixty three) Shares representing 95.00% (ninety five percent) of the outstanding capital stock of the Issuer. See "Prior Agreements" in this Information Memorandum.

The Offering and its terms may be amended at any time prior to the Expiration Date if the amendment provides better terms for the intended recipients, or otherwise as described in this Information Memorandum.

In the event of a material amendment, the Offering Period shall be extended for a period of not less than 5 (five) business days. The amendment shall be announced through the same means used in the announcement of the Offering.

In the event of any material amendment to the terms of the Offering, any shareholder who may have accepted the Offering shall be entitled to withdraw his acceptance, provided that such withdrawal right is exercised on or before the Expiration Date.

8. PRIOR AGREEMENTS

Below is a summary of certain agreements executed prior to the Offering for the purpose of carrying out the same. Such summary does not purport to contain a complete description of such agreements, the full text of which is available for inspection at the BMV.

8.1 Agreement of Joint Participation in a Tender Offer. On November 24, 2004, Headlands New Eagle, Kimex and Accion Management Team, acting jointly and severally in respect of the aggregate number of shares intended to be purchased in connection with the Offering, and Consultora Diamante Uno and Consultora Ibaroso, each of them acting individually in respect of the 628,585 Shares and 207,681 Shares intended to be purchased thereby, respectively, entered into an agreement whereby they undertook to carry out the Offering. The agreement sets forth the terms and conditions pursuant to which they would carry out the Offering, including the decision making process associated therewith, the obligation of each of the Offerors to obtain the funds necessary to complete the Offering, and the procedure for the compliance of such obligations. The price of the Shares for all participants shall be $0.85 Dollars (eighty five cents of a Dollar), which is equal to the Purchase Price per Share.

8.2 Share Purchase and Sale Agreement. On November 9, 2004, AMB, Peabody Global Real Estate Partners, L.P. and Peabody Global Belgium Holdings, LLC ("Peabody") entered into a private purchase agreement (the "Private Purchase Agreement") pursuant to which AMB agreed to purchase, concurrently with the Settlement Date of the Offering, at a purchase price of $0.85 Dollar (eighty five cents of a Dollar) per share, the shares of stock of PI Belgium Holdings, N.V. and PG Belgium Holdings, N.V., two Belgian subsidiaries that together own 52,437,551 Shares representing approximately 41.77% (forty one point seventy seven percent) of the outstanding capital of the Issuer, corresponding to 23.93% held by PI Belgium Holdings, N.V. and 17.84% held by PG Belgium Holdings, N.V. No premium or additional charge is payable in addition to such purchase price. It should be noted that the closing of the Share Purchase and Sale Agreement is subject to, among others, the condition that if the Offering fails to close for any reason whatsoever, then the agreement shall cease to be effective. On November 24, 2004, AMB

assigned to Headlands New Eagle all of AMB's rights and obligations under the Share Purchase and Sale Agreement.

8.3 On November 24, 2004, Headlands New Eagle, Kimex, Accion Management Team, Pablo Escandón Cusi, Consultora Diamante Uno and Consultora Ibaroso, in their respective capacities as shareholders or prospective shareholders of the Issuer, entered into a shareholders agreement (the "Shareholders Agreement"). Pursuant to the Shareholders Agreement, the parties agreed on the manner in which all decisions concerning the Issuer shall be made following the completion of the Offering.

In addition, pursuant to the Shareholders Agreement, the shareholders of the Issuer that are parties thereto have agreed with the other parties not to purchase or sell, directly or indirectly, any Shares of the Issuer except in connection with certain specific transactions, including the purchase of the Shares in connection with the Offering and the Share Purchase Agreement referred to in Section 8.2 above.

8.4 On November 24, 2004, Headlands Realty Corporation and Inmobiliaria Totolopantongo, S.A. de C.V. ("Totolopantongo"), a subsidiary of the Issuer, entered into a loan agreement (the "First Loan Agreement") pursuant to which Headlands Realty Corporation granted to Totolopantongo a loan in the amount of $8,800,000.00 (eight million eight hundred thousand U.S. dollars 00/100). On the same date, Totolopantongo, a subsidiary of the Issuer, and Accion Management Team entered into a loan agreement (the "Second Loan Agreement" and, together with the First Loan Agreement, the "Loan Agreements") by means of which Totolopantongo granted to Accion Management Team a loan in the amount of $8,800,000.00 (eight million eight hundred thousand U.S. dollars 00/100), such amount being derived from the proceeds received by Totolopantongo in connection with the First Loan Agreement, in order to provide to Accion Management Team the necessary funds to pay for the Shares to be purchased by it in connection with the Offering. See "Source and Amount of Funds" in this Information Memorandum.

9. PURPOSE OF THE OFFERING

The Offering is intended to enable the Offerors to purchase up to 28,296,997 (twenty eight million two hundred ninety six thousand nine hundred ninety seven) Shares, representing approximately 22.54% (twenty two point fifty four percent) of the outstanding capital stock of the Issuer, so that upon completion of the Offering and of the purchase by Headlands New Eagle of the Shares owned by Peabody pursuant to the Share Purchase and Sale Agreement described in Section 8.2 above, the Offerors and the other shareholders that are parties to the Shareholders Agreement will own, directly or indirectly, 100% of the outstanding capital stock of the Issuer.

10. FUTURE PLANS AND PROJECTS

It is anticipated that, upon completion of the Offering, a general extraordinary meeting of shareholders of the Issuer will be held to consider, among other things:

(i) The filing of an application to cancel the registration of the shares of the Issuer in the Securities Section of the National Securities Registry (*Registro Nacional de Valores,* or "RNV") and, subsequently, to remove such shares from the list of securities authorized for trading on the BMV, and

(ii) The full amendment of the bylaws of the Issuer.

11. SOURCE AND AMOUNT OF FUNDS

The aggregate amount of funds required by Headlands New Eagle and Kimex to complete the Offering will be provided by their respective parent companies.

On November 24, 2004, Headlands Realty Corporation and Totolopantongo entered into the First Loan Agreement, pursuant to which Headlands Realty Corporation granted to Totolopantongo a loan in the

amount of $8,800,000.00 (eight million eight hundred thousand U.S. dollars 00/100). On the same date, Totolopantongo and Accion Management Team entered into the Second Loan Agreement, pursuant to which Totolopantongo granted to Accion Management Team a loan in the amount of $8,800,000.00 (eight million eight hundred thousand U.S. dollars 00/100), such amount being derived from the proceeds received by Totolopantongo in connection with the First Loan Agreement, in order to provide to Accion Management Team the necessary funds to pay for the Shares to be purchased by it in connection with the Offering. The Second Loan Agreement will be secured by a pledge agreement (the "Pledge Agreement") in respect of the Shares purchased by Accion Management Team in connection with the Offering. The First Loan Agreement will be secured by Totolopantongo's assignment of its rights and obligations as pledgee under the Pledge Agreement, in favor of Headlands Realty Corporation, and will also be guaranteed by the Issuer.

The aggregate amount of funds required by Consultora Diamante Uno to complete the Offering will be obtained from internal resources generated by certain capital contributions from its shareholders, as described in Section 2.4 of this Information Memorandum.

The aggregate amount of funds required by Consultora Ibaroso to complete the Offering will be obtained from internal resources generated by certain capital contributions from its shareholders, as described in Section 2.5 of this Information Memorandum.

12. SHAREHOLDERS

The following table sets forth the stock ownership of the Issuer before and after the Offering, assuming that an aggregate of 28,296,997 Shares shall have been purchased in connection with the Offering and that 52,437,551 Shares owned by Peabody shall have been purchased by Headlands New Eagle pursuant to the Share Purchase and Sale Agreement described in "Prior Agreements" in this Information Memorandum.

	Prior to the Offering		Shares to be purchased[1]	Following the Offering	
Shareholders	Number of Shares	%	Number of Shares	Number of Shares	%
Peabody	52,437,551	41.77%		---	---
Pablo Escandón Cusi	33,469,519	26.66%		33,469,519	26.66%
Kimco[2]	4,392,100	3.50%		4,392,100[4]	3.50%
Officers of the Issuer[3]	3,183,440	2.54%		3,183,440	2.54%
Public at large	28,296,997	22.54%		---	---
Headlands New Eagle			52,437,551	52,437,551	41.77%
Kimex			19,617,377	19,617,377[4]	15.63%
Accion Management Team			7,843,354	7,843,354	6.25%
Consultora Diamante Uno			628,585	628,585	0.50%
Consultora Ibaroso			207,681	207,681	0.17%
Employees' Stock Option Trust	3,761,091	3.00%		3,761,091	3.00%
Total	125,540,698	100.00%		125,540,698	100.00%

1 The Shares to be purchased include the 28,296,997 Shares which are the subject matter of the Offering and the 52,437,551 Shares to be purchased concurrently on the Settlement Date of the Offering. See "Prior Agreements" in this Information Memorandum.

2 Kimco, whether directly or through one or more subsidiaries.

3 Of such 3,183,440 Shares, 2,891,540 Shares are held by Messrs. Luis Enrique Gutiérrez Guajardo and Héctor Rubén Ibarzabal Guerrero.

4 Upon completion of the Offering, Kimco will hold, either directly or through one or more subsidiaries, an aggregate of 24,009,477 Shares, representing 19.12% of the outstanding capital of the Issuer.

The data relating to the stock ownership of the Issuer immediately prior to the Offering was derived from information reported by the Issuer to the BMV.

The data contained in the table above is estimated. Since the Offering is being made by the Offerors jointly and either severally or individually, and since it may occur that less than all of the Shares are actually tendered in connection with the Offering, the post-Offering data may vary depending on the level of success of and the number of Shares purchased by each Offeror in connection with the Offering.

Upon satisfaction of the conditions precedent to the Offering, and as an alternative measure in the event the other Offerors fail to purchase the aforementioned number of Shares, Headlands New Eagle could decide to purchase up to 28,296,997 Shares of the Issuer in connection with the Offering, taking into consideration that the Offering is being made jointly and severally by Headlands New Eagle, Kimex and Accion Management Team as described in Section 8.1 of this Information Memorandum.

Although according to the preceding table Kimex and Accion Management Team intend to purchase 19,617,377 and 7,843,354 Shares, respectively, because the Offering is being made jointly and severally by Headlands New Eagle, Kimex and Accion Management Team, Kimex and Accion Management Team may actually purchase all of the Shares of stock of the Issuer which are the subject matter of the Offering. This would occur only if the other Offerors should fail to purchase the number of Shares set forth in this Information Memorandum.

In addition, following completion of the Offering, the Offerors may decide to enter into sale and purchase transactions among themselves and/or with other shareholders of the Issuer, in respect of Shares of stock of the Issuer; provided, that such transactions must be carried out at a purchase price equal to the Purchase Price per Share in the Offering. In connection herewith, following completion of the Offering Accion Management Team intends to purchase from Headland New Eagle's Belgian subsidiaries, an aggregate of 2,507,912 Shares at a purchase price of $0.85 Dollars per Share.

13. EFFECTS OF THE OFFERING

Following the completion of the Offering in the terms contemplated by the Offerors, the Issuer will undertake all such actions as may be necessary in order to file an application with the CNBV to obtain the cancellation of the registration of its shares in the Securities Section of the RNV, and to have such shares removed from the list of securities authorized for trading on the BMV.

As a result of the completion of the Offering, the number of holders of Shares of the Issuer will decrease significantly and, accordingly, it is unlikely that a secondary market will develop in respect of such Shares.

Following the cancellation of the registration of its Shares in the RNV, the Issuer will no longer be subject to the Securities Market Law (*Ley del Mercado de Valores*), the Provisions or the supervision of the CNBV, and, accordingly, the Issuer intends to fully amend its corporate bylaws.

14. CANCELLATION OF THE REGISTRATION IN THE RNV

Upon completion of the Offering, the Offerors intend to undertake all such actions, including calling and holding a general extraordinary meeting of shareholders of the Issuer, as may be necessary to cause the Issuer to file an application with the CNBV to obtain the cancellation of the registration of its shares in the Securities Section of the RNV and to have such shares removed from the list of securities authorized for trading on the BMV (the "Cancellation of the Registration").

15. OPINIONS OF THE BOARD OF DIRECTORS AND THE INDEPENDENT EXPERT

The Board of Directors of the Issuer has retained IXE Banco, S.A., Institución de Banca Múltiple, IXE Grupo Financiero, as independent expert for purpose of rendering an opinion as to the fairness of the Purchase Price per Share payable in respect of the shares of the Issuer within the context of the Offering, so as to ensure increased transparency and information. The independent expert's opinion is attached as Exhibit 1 to this Information Memorandum.

In compliance with the Provisions, and based upon the opinion of the Audit Committee dated December 13, 2004, the Board of Directors of the Issuer, at a meeting thereof held on December 13, 2004, issued an opinion in connection with the Offering. An excerpt of the opinion of the Board of Directors will be disclosed through *Emisnet* and will be available for inspection at the web address of the BMV, www.bmv.com.mx. An excerpt of the resolutions of the Board of Directors pertaining to its opinion regarding the Offering is attached as Exhibit 2 to this Information Memorandum.

16. PURCHASING TRUST

Pursuant to the Provisions, if less than the aggregate number of Shares which are the subject matter of the Offering are purchased in connection therewith, the Offerors will (i) file with the CNBV any such additional documents (corporate or otherwise) as may be necessary to obtain the cancellation of the registration of its shares, and (ii) establish an irrevocable trust and transfer thereto, for a period of at least six months as of the date on which the CNBV shall have authorized the cancellation of the registration of the Shares in the Securities Section of the RNV, such funds as may be necessary to purchase, at the Purchase Price per Share in the Offering, all of the shares that may have not been purchase in connection with the Offering.

17. TAXATION

The shareholders of the Issuer that elect to participate in the Offering will be selling their Shares to the Offerors, and such transaction may be subject to taxation in Mexico.

The taxation regime described below may not be applicable to some shareholders. Accordingly, the participating shareholders are encouraged to consult with their own tax advisors so as to obtain a complete understanding of the tax consequences derived from the sale of their Shares in connection with the Offering. The Offerors, the Issuer and the Purchasing Agent shall have no liability whatsoever for the tax consequences or obligations incurred by or imposed upon any person who may elect to sell its Shares in connection with the Offering.

The sale of shares of stock of the Issuer though the Mexican Stock Exchange in connection with the Offering shall have the tax consequences described below, which vary depending on the particular circumstances of each shareholder.

Individuals residing in Mexico

Any individual who is a Mexican resident and who did not hold Shares of stock of the Issuer as of the date of the original registration of such Shares with the RNV, will be exempt from any income tax obligation in connection with any gain derived from the sale of his shares through the BMV in connection with the Offering.

Any individual who is a Mexican resident and who held Shares of stock of the Issuer as of the date of the original registration of such Shares with the RNV, will be exempt from any income tax obligation in connection with any gain derived from the sale of his shares through the BMV in connection with the Offering, subject to the satisfaction of the following conditions:

(a) At least five continuous years shall have elapsed since the initial date of trading of the Shares on the BMV;

(b) At least 35% of the outstanding Shares of stock of the Issuer shall be held by the investing public at large, through the BMV;

(c) The Offering shall include all of the series of Shares of stock of the Issuer, and shall be conducted at the same price per share for all the shareholders, and

(d) The shareholders shall have the ability to accept offers with more competitive terms than those received prior to and during the Offering Period, without being subject to any penalty whatsoever.

Pursuant to Article 60 of the Income Tax Law of Mexico, any financial institution involved in any transfer of shares through the BMV is required to withhold the applicable taxes. More particularly, any financial institution involved in a tender of shares on behalf on an individual who does not meet the exemption criteria described above, is required to withhold the applicable taxes. Notwithstanding the above, pursuant to Rule 3.11.3 the financial institution will not be required to effect such withholding if the CNBV shall have issued a certificate to the effect that the transfer of shares satisfies all the conditions required in order for the seller to be exempt from taxation as described herein.

The certificate referred to in the preceding paragraph must be requested by the relevant financial institution, and for such purposes the Secretary of the Board of Directors of the Issuer shall be required to file with the CNBV, prior to the commencement of the Offering, a list of the persons that were shareholders of the Issuer at the time of the original registration of its shares in the RNV, including the number of Shares held by each such person as of such date. The Issuer shall be jointly and severally liable for any taxes not properly withholding as a result of any omissions, errors or false statements contained in the information submitted to the CNBV.

All transfers of shares of the Issuer that may be effected through the BMV in connection with the Offering, will satisfy all the applicable requirements, and all information required in order to obtain the abovementioned certification from the CNBV will be filed therewith. If the CNBV issues such certification, then the relevant financial institution will not be required to withhold any taxes in connection with a transfer of shares by an individual, and all individuals who are residents in Mexico and who were holders of shares of the Issuer as of the date of the original registration of such shares in the RNV, will not be subject to income tax obligations in connection with the gains realized thereby as a result of the sale of their Shares in connection with the Offering.

If the CNBV does not issue the abovementioned certification prior to the acquisition of the Shares in connection with the Offering, then the relevant financial institution will be required to withhold 5% of the Purchase Price per Share of any shares sold by any individual whose name is included in the list of shareholders of the Issuer as of the date of registration of its Shares in the RNV, as such list may have been filed with the CNBV by the Secretary or Alternate Secretary of the Board of Directors of the Issuer.

The corporate records of the Issuer contain sufficient information to ascertain the identity of 100% of the shareholders of the Issuer as of the date of the initial registration of its Shares in the RNV.

It should be noted that upon the Cancellation of the Registration, the Shares of stock of the Issuer will no longer be deemed to be held by the investing public at large and, accordingly, any transfer of Shares by an individual, including any transfer during or after the period when such Shares are held in the trust described in "—Purchasing Trust" above, will be subject to income tax withholding.

Residents of other countries

The proceeds received by residents of other countries in connection with the transfer of shares of a Mexican issuer are considered as income from a Mexican source and, accordingly, are subject to Mexican income taxes.

Notwithstanding the above, residents of other countries will not be subject to Mexican income taxes in connection with any transfer of shares through the BMV if such transfer satisfies the exemption requirements applicable to individuals.

As mentioned above, based upon the information available to the Offerors, all the necessary requirements for an individual to be exempt from payment of the income tax otherwise applicable to the transfer of his Shares in connection with the Offering, have been satisfied and, accordingly, any transfer of shares by residents of other countries will also be exempt from Mexican income taxes.

Shareholders who are residents of other countries and who are considered as original shareholders pursuant to the provisions described in "—Mexican Resident Individuals" above, will be subject to Mexican income tax withholdings in respect of the proceeds of the sale of their Shares through the BMV in connection with the Offer, unless the CNBV shall have issued the certification described in "—Mexican Resident Individuals", above.

According to the information available to the Issuer, there are no shareholders who are residents of other countries that may be considered as original shareholders.

It should be noted that those shareholders who are residents of other countries and who may elect to transfer their Shares of the Issuer through the BMV in connection with the Offer, may be subject to taxation under the applicable tax laws of their countries of residence and, accordingly, such shareholders should inform themselves as to the tax regime applicable in their particular circumstances.

If the CNBV does not issue the abovementioned certification, any individual or entity who is a resident of a country with which Mexico has a Treaty for the Avoidance of Double Taxation, may avail itself of the benefits of the relevant treaty by submitting evidence of their foreign residency for tax purposes and designating a Mexican representative for purposes of filing such evidence.

As described in "—Mexican Resident Individuals", following the Cancellation of the Registration, any transfer of shares by residents of other countries, including any transfer during or after the period when such Shares are held in the trust described in "—Purchasing Trust" above, will be subject to Mexican income tax withholding pursuant to the applicable provisions.

Mexican Resident Entities; Residents of other countries with Permanent Establishments in Mexico

Gains on the sale of shares through the Mexican Stock Exchange in connection with the Offer, by entities considered as residents in Mexico, or by residents of other countries that have a permanent establishment in Mexico, constitute taxable income for purposes of the determination of their net income tax basis.

Pursuant to the applicable laws, the gain on the sale of shares by entities considered as residents in Mexico, and by residents of other countries that have a permanent establishment in Mexico, will be calculated based upon the transfer price per share and the average cost per share, which will in turn be determined by taking into account the specific circumstances involved in each case.

Specific Circumstances

The tax provisions described above may not be applicable to certain shareholders and, accordingly, the shareholders are strongly encouraged to consult their own tax advisors for a complete understanding of the tax treatment applicable to the sale of their shares in connection with the Offering. The Offerors, the Issuer and the Purchasing Agent assume no liability whatsoever in connection with the tax consequences for or the tax obligations of any person that elects to sell its shares in connection with the Offering.

18. ADR PROGRAM

Since December 17, 2001, the Issuer has maintained in the United States an ADR program with The Bank of New York as depositary (the "Depositary"). The underlying Shares of the ADRs represent 5.2% of the Shares of the Issuer.

The Offering does not include the Shares represented by the ADRs. Pursuant to the agreement governing the ADR program, any holder of ADRs who may wish to participate in the Offering shall be required to:

(i) Surrender its ADRs to the Depositary, so as to withdraw the Shares represented by such ADRs;

(ii) Pay to the Depositary the applicable ADR cancellation fee, together with such taxes and governmental duties and other charges as may be applicable in connection with the delivery by the Depositary of the Shares represented by such ADRs; and

(iii) Provide the Depositary with written instructions as to the number of Shares to be released thereby, and as to the deposit of such Shares in the account maintained in Mexico by the Custodian of their choice (it is strongly recommended that the Custodian be given instructions with respect to the deposit of the relevant Shares).

For any questions regarding the surrender and exchange of the ADRs and the withdrawal of the Shares represented thereby, please contact the Depositary in New York City, by calling (212) 815-4372, attention Perry Palma Gil.

Following the withdrawal of Shares as described above, the holders of Shares must comply with the procedure described in "Executive Summary" in this Information Memorandum. In case of doubt as to the manner in which the holders of Shares of the Issuer may participate in the Offering, please contact the Purchasing Agent at the address set forth to such effect in this Information Memorandum, or by calling 1226-0674 in Mexico City, attention Gustavo Espinosa Chávez.

19. AUTHORIZED PERSONS

The undersigned hereby certify, under penalty of perjury, that to the best of our knowledge this Information Memorandum does not fail to disclose any material information, or contain any untrue statement that would cause the information contained herein with respect to the Offering to be misleading.

The Offerors

Headlands New Eagle

____
Name: Vicente Grau Alonso
Title: Attorney-in-fact

Kimex

____
Name: Vicente Grau Alonso
Title: Attorney-in-fact

The Purchasing Agent

____
Name: Nadia Kadise Sucar
Title: Attorney-in-fact

Accion Management Team

Name: Vicente Grau Alonso
Title: Attorney-in-fact

Consultora Diamante Uno

Name: Vicente Grau Alonso
Title: Attorney-in-fact

Consultora Ibaroso

Name: Vicente Grau Alonso
Title: Attorney-in-fact

The Offering is being made in Mexico only, and complies with all the Mexican legal provisions applicable to the transaction described herein. In compliance with Mexican law, no offer is being made outside of Mexico, regardless of the nationality or place of residence of the shareholders, and the Offering is not extended to any person who is a resident of a country or territory in which such Offering is prohibited by the applicable laws of such country or territory, or where such Offering is subject to any permits, authorizations or registrations that have not been obtained. The Offering, as it refers to any shareholder located or residing outside of Mexico, may be subject to regulation in the relevant jurisdiction. Any such shareholders should inform themselves as to the applicable provisions and comply therewith. In case of any doubt, the shareholders should consult with an expert in their home jurisdictions.

Mexico City, February 1, 2005.

20. EXHIBITS

The Exhibits hereto are an integral part of this Information Memorandum.

Exhibit 1 — Opinion of IXE Banco, S.A., Institución de Banca Múltiple, IXE Grupo Financiero, as to the fairness of the Purchase Price per Share in the Offering.

Exhibit 2 — Excerpt of the opinion of the Board of Directors.

INFORMATION BROCHURE. The securities described in this Information Brochure are registered with the securities section of the National Registry of Securities maintained by the CNBV, and cannot be offered or sold outside the United Mexican States unless permitted by the laws of other countries.

An English translation of this document is available by contacting Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, Integrante del Grupo Financiero Banamex.

In the event of any discrepancy between the Spanish version and the English translation, the Spanish version shall prevail.

EXHIBIT 1

Opinion of IXE Banco, S.A., Institución de Banca Múltiple, IXE Grupo Financiero, as to the fairness of the Purchase Price per Share in the Offering.

EXHIBIT 2

Excerpt of the opinion of the Board of Directors.

Excerpt of the Resolutions of the Board of Directors of G.Acción, S.A. de C.V.

with respect to the Offering

- It is hereby resolved to acknowledge the report submitted and the opinion issued by the Company's Audit Committee as of the date hereof, and to acknowledge the opinion issued by IXE Banco, S.A., Institución de Banca Múltiple, IXE Grupo Financiero, as independent expert, with respect to the fairness of the purchase price of the shares representing approximately 22.54% (twenty two point fifty four percent) of the outstanding capital stock of the Company, that will be the subject matter of a tender offer to be conducted by Headlands New Eagle Holding S. à r.l., Kimex TRS Investment, Inc., Accion Management Team, S.A. de C.V., Consultora Diamante Uno, S.A. de C.V. and Consultora Ibaroso, S.A. de C.V.

- Based upon Rule 12 of the General Rules Applicable To Those Acquisitions Of Securities That Are Subject to Disclosure And To Public Tender Offers, and based upon the General Provisions Applicable To All Issuers Of Securities And Other Participants In The Securities Market, it is hereby resolved to issue a favorable opinion with respect to the terms and conditions of the tender offer to be conducted by Headlands New Eagle Holding S. à r.l., Kimex TRS Investment, Inc., Accion Management Team, S.A. de C.V., Consultora Diamante Uno, S.A. de C.V. and Consultora Ibaroso, S.A. de C.V., including a favorable opinion with respect to the fairness of the purchase price per share payable in connection with such tender offer, having taken into consideration the interests of the minority shareholders.

- It is hereby resolved to make available to the public, through "Emisnet" of the Mexican Stock Exchange, within the term prescribed by the applicable law, the opinion adopted above.